SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM U5S

ANNUAL REPORT

For the Fiscal Year Ended March 31, 2005

Filed pursuant to the Public Utility Holding Company Act of 1935 by

Scottish Power plc

1 Atlantic Quay

Glasgow G2 8SP

Scotland UK

Scottish Power plc

FORM U5S

March 31,2005

TABLE OF CONTENTS

ITEM		PAGE NUMBER
1.	System Companies and Investments Therein as of March 31, 2005	[3-20]

2.	Acquisitions or Sales of Utility Assets	[21]

3.	Issue, Sale, Pledge, Guarantee or Assumptions of System Securities	[21]

4.	Acquisition, Redemption or Retirement of System Securities	[21]

5.	Investments in Securities of Nonsystem Companies	[21]

6.	Officers and Directors	[22-35]

7.	Contributions and Public Relations	[35]

8.	Service, Sales and Construction Contracts	[36]

9.	Wholesale Generators and Foreign Utility Companies	[36-41]

10.	Financial Statements and Exhibits	[42]

ITEMS

ITEM 1.	SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF MARCH 31, 2005.

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Scottish Power plc			HC
Scotpower Limited *	Ordinary £1 Shares		FRB	2	#	#
Scottish Power Finance (Jersey) Limited	10 Founder Shares (no par value)		FE	10	#	#
SP Finance	Ordinary £0.01 Shares		FE	10,025	#	#
SP Finance 2 Limited	Ordinary £1 Shares		FE	10,750	21	1,417,519
PacifiCorp UK Limited	A-F Nonvoting Shares Voting Share		FE	1,250,000 1	260,051 #	2,370,336 #
ScottishPower Overseas Holdings Limited	Ordinary £1 Shares		FE	100	#	13,963
PacifiCorp Energy Canada Ltd.	Class A Voting Shares		Gas Storage	17,000	68,327	68,327
SP Finance 4 Limited	Ordinary £1 Shares		FE	10,000	19	19
SP Finance 5 Limited	Ordinary £1 Shares		FE	10,000	19	19
ScottishPower Finance V Limited	Ordinary £1 Shares		FE	10,000	19	19
Scottish Power UK Holdings Limited	Ordinary Shares £0.5		FUCO	1,183,983,102	1,118,865	1,125,954

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Coldham Windfarm Limited (FN 1)	Ordinary A Shares £1	80	FRB	80	#	#
ScottishPower (DCL) Limited (FN 2)	Ordinary Shares £1		FRB	50,870,530	96,146	96,146
Damhead Creek Finance Limited (FN 3)	Ordinary Shares of $0.10		FE	200	#	#
ScottishPower (DCOL) Limited (FN 4)	Ordinary Shares of £1		FRB	1	#	#
ScottishPower Energy Management (Agency) Limited	Ordinary £1 Shares		FRB	4,000,001	7,560	7,560
ScottishPower Energy Management Limited	Ordinary £1 Shares		FRB	50,000,000	94,500	94,500
Holford Gas Storage Ltd	Ordinary £1 Shares		Gas Storage	1	#	#
Scottish Power Intermediate Ltd (FN 5) *	Ordinary £1 Shares		FRB	2	#	#
Scottish Power UK plc (SPUK)	Ordinary Shares £0.5		FUCO	1,183,983,102	1,118,865	1,125,954
Aspen 1 Limited *	Ordinary £1 Shares		FRB	1	#	#
Caledonian Gas Limited *	Ordinary £1 Shares		FRB	250,000	473	473
ScottishPower Group Money Purchase Pension Scheme Limited *	Ordinary £1 Shares		FRB	100	#	#
ScottishPower Inc. *	Common Stock		FRB	100	#	#
Manweb Limited *	Ordinary £1 Shares		FRB	1	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
RoboScot (38) Limited	B Ordinary £1 Shares	50	FRB	7,999,999	15,120	10,206
	C Ordinary £1 Shares		FRB	1	#	#
	Preference Shares £1		FRB	1,270,467	2,401,183	#
SaBRe Water Limited *	Ordinary £1 Shares		FRB	2	#	#
Scottish Power Trustees Limited *	Ordinary £1 Shares		FRB	2	#	#
Scottish Utility Services Limited *	Ordinary £1 Shares 10% red pref shares £1 10% convertible pred shrs £1		FRB FRB FRB	2 151,153 34,960	# 285 66	# # #
Camjar plc *	Ordinary £1 Shares		FRB	284,060	537	9,680
Spotlight Trading Limited *	Ordinary £1 Shares		FRB	2	#	#
Telephone Information Services plc *	Ordinary £1 Shares		FRB	350,000	662	#
ScottishPower Energy Retail Limited	Ordinary £1 Shares		FRB	55,407,000	104,719	104,719
Gemserv Ltd	Ordinary £1 Shares	13.38	FE	30,803	58	58
Manweb Energy Consultants Limited	Ordinary £1 Shares		FRB	75,000	142	142

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
N.E.S.T.MAKERS Limited	Ordinary B Shares £1	50	FRB	22,500	43	43
ScottishPower Generation Limited	Ordinary £1 Shares		FRB	130,700,000	247,023	247,023
Beaufort Energy Limited	Ordinary £1 Shares		FRB	2	#	#
CRE Energy Limited	Ordinary £1 Shares		FRB	2	#	#
Wind Resources Limited	B Ordinary £1 Shares	45	FRB	1,738,419	3,286	3,286
Carland Cross Limited	Ordinary £1 Shares		FRB T	1,433,155	2,708	2,708
Coal Clough Limited	Ordinary £1 Shares		FRB	2,420,002	4,574	4,574
CeltPower Limited	B Ordinary £1 Shares	50	FRB	500	2	55
Emerald Power Generation Limited	Ordinary £1 Shares		FRB	1	#	26
Manweb Generation Holdings Limited	Ordinary £1 Shares		FRB	2,100,000	3,969	3,969
Manweb Generation (Winnington) Limited *	Ordinary £1 Shares		FRB	1	#	#
Winnington Combined Heat and Power Ltd * (in liquidation)	Ordinary £1 Shares	33.33	FRB	1	#	#
Winnington Combined Heat and Power Developments Limited * (in liquidation)	Ordinary £1 Shares	33.33	FRB	409,805	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Winnington Combined Heat and Power Operations Limited * (in liquidation)	Ordinary £1 Shares	33.33	FRB	257,207	#	#
Scotash Limited	B Ordinary £1 Shares	50	FRB	500	2	5,483
ScottishPower (SOCL) Limited (FN 6)	A & B Ordinary £1 Shares		FRB	1	#	#
SMW Limited	Ordinary £1 Shares		FRB	2	#	#
ScottishPower (SCPL) Limited (FN 7)	A Ordinary £1 Shares		FRB	1,900,001	3,591	3,591
	B Ordinary £1 Shares		FRB	1,900,001	#	3,591
ScottishPower Share Scheme Trustees Limited	Ordinary £1 Shares		FRB	2	#	#
ScottishPower Sharesave Trustees Limited	Ordinary £1 Shares		FRB	2	#	#
Selectusonline Limited	A Ordinary £1 Shares	33	FRB	33	#	#
SP Dataserve Limited	Ordinary £1 Shares		FRB	17,608,000	33,279	33,279
SP Distribution Limited	Ordinary £1 Shares		FRB	109,600,000	207,144	207,144
Scottish Electricity Settlements Limited	Ordinary £1 Shares	50	FRB	1	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
SP Gas Limited	Ordinary £1 Shares		FRB	2	#	#
SP Power Systems Limited	Ordinary £1 Shares		FRB .	11,247,000	21,257	21,257
Core Utility Solutions Limited	A Ordinary £1 Shares	50	FRB	1,000,000	1,890	1,890
SP Transmission Limited	Ordinary £1 Shares		FRB	9,000,000	17,010	17,010
GBSO Limited *	Ordinary £1 Shares		FRB	1	#	#
Teledata (Holdings) Limited *	Ordinary £1 Shares		FRB	30,000	57	20,544
Teledata (Outsourcing) Limited *	Ordinary £1 Shares		FRB	100	#	#
The CallCentre Service Limited *	Ordinary £.50 Shares		FRB	4,464,036	4,218	913
	Red pref shares £1		FRB	380,987	720	#
Teledata Scotland Limited *	Ordinary £1 Shares		FRB	2	#	#
The Information Service Limited *	Ordinary £1 Shares		FRB	4,073,100	7,698	2,912
Clubcall Telephone Services Limited *	Ordinary £1 Shares		FRB	2,067,702	3,909	3,589
Clubline Services Limited *	Ordinary £1 Shares		FRB	2	#	#
Telephone International Media Holdings Limited *	Ordinary £1 Shares		FRB	106,250	200	2,965

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Copperteam Limited *	Ordinary £1 Shares		FRB	2	#	#
Telephone International Media Limited *	Ordinary £1 Shares		FRB	650,000	1,229	#
TIM Limited *	Ordinary £1 Shares		FRB	2	#	#
ScottishPower Investments Limited	Ordinary £1 Shares		FRB	100,000,000	189,000	189,000
Caledonian Communications Limited *	Ordinary £1 Shares		FRB	2	#	#
Dornoch International Insurance Limited (FN 8)	Ordinary £1 Shares		FRB	3,000,000	5,760	5,760
Genscot Limited	Ordinary £1 Shares		FRB	100,000	189	189
Manweb Holdings Limited *	Ordinary £1 Shares		FRB	12,500,000	23,625	23,625
Manweb Contracting Services Limited *	Ordinary £1 Shares		FRB	1,000,000	1,890	1,890
Manweb Gas Limited *	Ordinary £1 Shares		FRB	150,000	284	284
Manweb Pensions Trustee Limited *	Ordinary £1 Shares		FRB	2	#	#
Mawlaw 526 Limited *	Ordinary £1 Shares		FRB	1	#	#
SSEB Limited *	Ordinary £1 Shares		FRB	2	#	#
Scotsgrid Limited *	Ordinary £1 Shares		FRB	2	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
ScottishPower Finance Limited *	Ordinary £1 Shares		FRB	2	#	#
Scotspower Limited *	Ordinary £1 Shares		FRB	2	#	#
ScottishPower Insurance Limited	Ordinary £1 Shares		FRB	9,750,000	18,428	27,405
ScottishPower Leasing Limited	Ordinary £1 Shares		FRB	2	#	#
ScottishPower Securities Limited *	Ordinary £1 Shares		FRB	2	#	#
ScottishPower Telecommunications Limited *	Ordinary £1 Shares		FRB	15,000,000	28,350	28,350
Demon Internet Limited *	Ordinary £0.10 Shares		FRB	1,533,330	289	127,764
Cityscape Global Media Limited *	Ordinary £1 Shares		FRB	2	#	#
Cityscape Internet Services Limited *	Ordinary £1 Shares		FRB	1,000	2	#
Cityscape Limited *	Ordinary £1 Shares		FRB	2	#	#
Demon Limited *	Ordinary £1 Shares		FRB	2	#	#
Dispatch Publishing Limited *	Ordinary £1 Shares		FRB	100	#	166
Locomotive Software Group Limited *	Ordinary £1 Shares		FRB	200	#	#
Locomotive Software Developments Limited *	Ordinary £1 Shares		FRB	100	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business/ Description of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Turnpike 1996 Limited*	Ordinary £1 Shares		FRB	100	#	#
Turnpike Limited *	Ordinary £1 Shares		FRB	100	#	#
The IP Systems Operation Limited *	Ordinary £1 Shares		FRB	2	#	#
Lancastrian Holdings Limited *	Ordinary £1 Shares		FRB	220,022	416	11,189
Megafone (UK) Limited *	Ordinary £1 Shares		FRB	2	#	#
Psychic Companions Limited *	Ordinary £1 Shares		FRB	2	#	#
SPPT Limited *	Ordinary £1 Shares		FRB	2	#	#
Watermark Games Limited *	Ordinary £0.01 Shares		FRB	3,024,249	57	5,840
SP Manweb plc	Ordinary £0.50 Shares		FUCO	108,458,370	102,493	1,047,060
Manweb Nominees Limited *	Ordinary £1 Shares		FRB	100	#	#
Manweb Services Limited	Ordinary £1 Shares		FRB	75,000	142	142
Manweb Share Scheme Trustees Limited *	Ordinary £1 Shares		FRB	2	#	#
St Clements Services Ltd	Ordinary £1 Shares	13	FRB	5	#	#
Electralink Ltd	Ordinary £0.10 Shares	11	FRB	1,336	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
ScottishPower NA 1 Limited	Ordinary £1 Shares		HC	158,499,452	299,563	494,335
ScottishPower NA 2 Limited	Ordinary £1 Shares		HC	1,426,495,072	2,696,076	4,449,026
PacifiCorp Holdings, Inc. (PHI)	Common		HC	5,594	#	4,169,909
Pacific Klamath Energy, Inc.	Common		SPS	50	#	1,243
PacifiCorp (FN 9)	Common, No Par Secured Debt AIR 6.6 % No Arrears Unsecured Ex. Debt		Public Utility	312,176,089	312,176	2,894,103
	AIR 2.0 % No Arrears Pref (mult Series)			1,014,633
Centralia Mining Co.	Common, No Par		Coal Mining Business	100	#	#
Energy West Mining Company	Common, No Par		Coal Mining Business	100	#	#
Glenrock Coal Co.	Common, No Par		Coal Mining Business	100	#	#
Interwest Mining Co.	Common, No Par		Coal Mining Business	100	#	61
Pacific Minerals, Inc.	Common, No Par		Coal Mining Business	500	#	#
Bridger Coal Co. (FN 10 )	Joint Venture Interest	66.67	Coal Mining Business		#	#
PacifiCorp Environmental Remediation Co. (FN 11)	Common, No Par	89.90	Rain Forest Carbon	8,900	#	1,944

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PacifiCorp Future Generations, Inc.	Common		SPS- Rain Forest Carbon	10	#	#
Canopy Botanicals, Inc. (Delaware) (77.85%) (FN 12)	Common	77.85	Rain Forest Carbon	25,102	#	#
Canopy Botanicals, S.R.L. (49%) (FN 13)	Member Interest	49	Rain Forest Carbon	N/A	N/A	N/A
PacifiCorp Investment Management, Inc.	Common, No Par		Non-utility Holding Company	100	#	#
Trapper Mining Inc. (FN 14)	Common	21.4	Coal Mining Business		N/A	N/A
Scottish Power Finance (US), Inc. * (FN 15)	Common $0.10		FE	100	N/A	N/A
PacifiCorp Group Holdings Co.	Common Unsecured Debt- $960,750.72 Int. Rate – 1.9725%		Non-utility Holding Company	100	#	456,992
New Energy Holdings I, Inc. *	Common, No Par		FRB	100	#	19,837
EnergyWorks Holdings I *	Common		FRB	2	#	4,427
New IndiaPower Company One *	Common		FRB	50	N/A	N/A
New IndiaPower Company Two *	Common		FRB	1	N/A	N/A
PacifiCorp Trans, Inc. *	Common		Corporate Aircraft Scheduling	100	#	1,752
PACE Group, Inc.	Common, No Par		SPS	100	#	5,745
Pacific Kinston Energy, Inc. * (FN 16)	Common		Power Management	10	N/A	N/A
PacifiCorp Development Company *	Common, No Par		SPS	10	#	1,661
PacifiCorp Generation International BV (FN 17)	1,000 NLG		SPS	40	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Pacific Bakun Energy BV (FN 18)	NLG		SPS		#	#
PacifiCorp Energy Services, Inc. (FN 19)	Common, No Par		SPS	10	#	#
PacifiCorp Energy Ventures, Inc.	Common, No Par		SPS	10	#	959
Nth Power Management, L.P. (FN 20)	Limited Partnership Interest	18.8	Energy-related	N/A	N/A	N/A

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PacifiCorp Financial Services, Inc.	Common		SPS Non-utility Holding Company	179,005	1,790	58,045
Birmingham Syn Fuel I, Inc. *	Common		Synthetic Fuel Company	100	#	34,168
Leblon Sales Corporation	Common, No Par		Leverage Leasing Activity	1,000	#	50,915
CS Holdings, Inc. (FN 21)	Common		SPS		#	#
Koala FSC, Ltd. (FN 22)	Common		SPS		#	#
Pacific Development (Property), Inc.	Common, No Par		SPS	1	#	780
Pacific Harbor Capital, Inc.	Common		Leverage Leasing Activity	407	#	36,105
PFI International, Inc.*	Common		Leverage Leasing Activity	1,000	#	#
PHC Properties Corporation	Common		SPS	100	#	3,109
PCC Holdings, Inc.	Common Preferred		SPS	10	51	20,331
Hillsborough Leasing Services, Inc. *	Common		SPS	1	N/A	N/A

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PNF Holdings, Inc. * (FN 23)	Common, No Par		SPS	100	#	#
VCI Acquisition Co. * (FN 24)	Common Preferred		SPS	100 0	N/A	N/A

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PacifiCorp International Group Holdings Company	Common, No Par		FRB	100	#	144,355
PacifiCorp Hazelwood Pty. Ltd. *	Member Interest		FRB	100	N/A	N/A
Hazelwood Australia, Inc. *	Common		FRB	100	#	#
Hazelwood Ventures, Inc. *	Common		FRB	100	#	#
Hazelwood Finance LP (12.55%) (FN 25) *	Limited Partnership Interest	12.55	FRB	N/A	N/A	N/A

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
PPM ENERGY, INC.	Common, No Par		Non-utility Holding Company	100	190,995	190,995
Atlantic Renewable Energy Corporation (FN 26 )	Common		Non-utility Holding Company	100	10,837	10,837
Bishop Wind Farm LLC (FN 27 )	LLC Interest		Wind Development	N/A	#	#
Casselman Windpower LLC (FN 28)	LLC Interest		Wind Development	N/A	#	#
Chestnut Ridge Windpower LLC (FN 29)	LLC Interest		Wind Development	N/A	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
West Virginia Windpower LLC (FN 30)	LLC Interest		Wind Development	N/A	#	#
Atlantic Renewable Projects LLC (FN 31)	LLC Interest		Wind Development	N/A	33,382	33,382
Flat Rock Windpower II LLC (FN 32)	LLC Interest	50	Wind Development	N/A	#	#
Flat Rock Windpower LLC (FN 33)	LLC Interest	50	Wind Development	N/A	66,602	33,301
Eastern Desert Power LLC (FN 34)	LLC Interest		EWG	N/A	#	#
Elk River Windfarm LLC (FN 35)	LLC Interest		EWG	N/A	#	#
Klondike Wind Power II LLC (FN 36)	LLC Interest		EWG	N/A	#	#
Klondike Wind Power III LLC (FN 37)	LLC Interest		Wind Development	N/A	#	#
Leaning Juniper Wind Power LLC (FN 38)	LLC Interest		Wind Development	N/A	#	#
Phoenix Wind Power LLC	LLC Interest		EWG	N/A	494	494
Klamath Energy, LLC	LLC Interest		EWG	N/A	#	#
Klamath Generation, LLC	LLC Interest		SPS	N/A	#	#
West Valley Leasing Company LLC	LLC Interest		SPS	N/A	31,310	31,310
Klondike Wind Power LLC	LLC Interest		EWG	N/A	837	837
Moraine Wind LLC	LLC Interest		EWG	N/A	3,078	3,078
Moraine Wind II LLC *	LLC Interest		Wind Development	N/A	#	#
Heartland Wind LLC *	LLC Interest		SPS	N/A	#	#
Flying Cloud Power Partners, LLC	LLC Interest		EWG	N/A	2,455	2,455
Pacific Wind Development LLC	LLC Interest		Wind Development	N/A	#	#
Mountain View Power Partners III LLC	LLC Interest		EWG	N/A	1,929	1,929
Trimont Wind I LLC	LLC Interest		EWG	N/A	#	#

Name of Company		Percentage of Voting Power (100% unless otherwise noted)	Type of Business	Number of Common Shares Owned	Issuer Book Value $ 000s	Owner’s Book Value $ 000s
Scenic Vista Wind Power, LLC (FN 39)	LLC Interest		Wind Development		#	#
PPM Colorado Wind Ventures Inc	Common		Non-utility holding company	100	#	#
Colorado Wind Ventures LLC	LLC Interest	50	SPS	N/A	79,063	39,532
Colorado Green Holdings LLC	LLC Interest		EWG	N/A	79,063	79,063
Enstor, Inc.	Common		Nonutility Holding Company for Energy- Related Businesses	1,000	32,765	32,765
Houston Hub Storage and Transportation LP (FN 40)	Limited Partnership Interest	99	Gas Storage	N/A	#	#
Katy Storage & Transportation, LP (FN 41)	Limited Partnership Interest	99	Gas Storage	N/A	34,401	34,057
Waha Storage & Transportation LP (FN 42)	Limited Partnership Interest	99	Gas Storage	N/A	10	10
City Gate LLC	LLC Interest		Gas Storage	N/A	#	#
Columbia Gas Storage LLC	LLC Interest		Gas Storage	N/A	#	#
Delta Gas Storage LLC	LLC Interest		Gas Storage	N/A	#	#
Enstor Louisiana LLC	LLC Interest		Gas Storage	N/A	#	#
Brentwood Gas Storage LLC	LLC Interest		Gas Storage	N/A	#	#
Enstor Operating Co., LLC	LLC Interest		Gas Storage	N/A	#	#
Katy Storage & Transportation, LP	Limited Partnership Interest	1	Gas Storage	N/A	34,401	34,401
Houston Hub Storage and Transportation LP	Limited Partnership Interest	1	Gas Storage	N/A	#	#
Waha Storage & Transportation LP	Limited Partnership Interest	1	Gas Storage	N/A	10	#

Footnotes

(FN 1)	Acquired 9/29/04 – Incorporated in England – FRB – Operation of windfarm

(FN 2)	Acquired 6/1/04 – Incorporated in England – FRB – Operation of power station

(FN 3)	Acquired 6/1/04 – Incorporated in Cayman Islands – FE – Financing Entity

(FN 4)	Acquired 6/1/04 – Incorporated in England – FRB – Operational services at power station

(FN 5)	Formed 5/28/04 – Incorporated in Scotland – FE – inactive/dormant entity

(FN 6)	Acquired 9/28/04 – Incorporated in England – FRB – Operational services at power station

(FN 7)	Acquired 9/28/04 – Incorporated in England – FRB – Operation of generating plant

(FN 8)	Formed 6/30/04 – Incorporated in Ireland – FRB – Underwriting of insurance risk

(FN 9)	Inter company loans – PacifiCorp and certain affiliates currently participate in an intercompany loan agreement (“PacifiCorp Loan Agreement”) allowing PacifiCorp to loan up to $200 million and allowing these affiliates to loan unlimited amounts to PacifiCorp. The PacifiCorp Loan Agreement was approved by the Oregon Public Utility Commission. Loans made under the PacifiCorp Loan Agreement are payable on demand, are evidenced by notes and bear interest at PacifiCorp’s short term borrowing rate whether the loan is to or from PacifiCorp. PacifiCorp Group Holdings Company (“PGHC”) also participates in an intercompany borrowing agreement (“PGHC Loan Agreement,” and collectively, “Loan Agreements”) allowing up to $350 million in loans to be made among PGHC and its subsidiaries, and among PGHC and certain other subsidiaries of PacifiCorp, including PacifiCorp Environmental Remediation Company, PacifiCorp Minerals, Inc. and PacifiCorp Investment Management, Inc. Loans made under the PGHC Loan Agreement are payable on demand and if from PGHC, bear interest at a negotiated rate or at PGHC’s short-term borrowing rate if the borrower is PGHC. Descriptions of the terms and conditions of the Loan Agreements are incorporated by reference to Scottish Power Certificates of Notification under File No. 040- 00485.

(FN 10)	Pacific Minerals, Inc. (66.66%); Idaho Power (33.34%) (nonassociate)

(FN 11)	PacifiCorp (89.90%); CH2M Hill (10.10%) (nonassociate)

(FN 12)	PacifiCorp Future Generations, Inc. (77.85%); BP America, Inc. (22.15%) (nonassociate)

(FN 13)	Fundacion Amigos de la Naturaleza (51%) (nonassociate); Canopy Botanicals, Inc. (49%)

(FN 14)	Salt River Project Agricultural Improvement and Power District (32.1%) (nonassociate); Tri-state Generation & Transmission Association, Inc. (26.57%); and Platte river Power authority (19.93) (nonassociate)

(FN 15)	Formed 10/5/04 – Incorporated in Delaware – FE – inactive/dormant

(FN 16)	Dissolved 8/25/04 – No longer a required business

(FN 17)	Dissolved 3/31/05 – No longer a required business

(FN 18)	Dissolved 3/31/05 – No longer a required business

(FN 19)	Dissolved 8/27/04 – No longer a required business

(FN 20)	Partnership – cash investment

(FN 21)	Dissolved 12/8/04 – No longer a required business

(FN 22)	Dissolved 10/8/04 – No longer a required business

(FN 23)	Dissolved 6/1/04 – No longer a required business

(FN 24)	Dissolved 5/11/04 – No longer a required business

(FN 25)	Partnership – cash investment – National Power (87.5%) (nonassociate); PacifiCorp Hazelwood Pty Ltd. (12.5%)

(FN 26)	Acquired 12/29/04 – Delaware Corporation – Wind Project

(FN 27)	Acquired 12/29/04 – Delaware Corporation – Wind Project

(FN 28)	Acquired 12/29/04 – Delaware Corporation – Wind Project

(FN 29)	Acquired 12/29/04 – Delaware Corporation – Wind Project

(FN 30)	Acquired 12/29/04 – Delaware Corporation – Wind Project

(FN 31)	Acquired 2/15/05 – Delaware Corporation – Wind Project

(FN 32)	Acquired 2/15/05 – Delaware Corporation – Wind Project

(FN 33)	Acquired 2/15/05 – Delaware Corporation – Wind Project

(FN 34)	Acquired 8/6/04 – Delaware Corporation – Wind Project

(FN 35)	Formed 12/10/04 – Kansas Corporation – Wind Project

(FN 36)	Change of name effective August 18, 2004 from PPM Alta Mesa LLC – Oregon Corporation – Wind Project

(FN 37)	Formed 1/27/05 – Oregon Corporation – Wind Project

(FN 38)	Formed 1/27/05 – Oregon Corporation – Wind Project

(FN 39)	Formed 10/4/04 – Delaware Corporation – Wind Project

(FN 40)	Formed 11/30/04 – Texas LP – cash investment – developmental company that will become a Rule 58 entity that will hold gas storage assets – Enstor Inc 99%; Enstor Operating Company 1%.

(FN 41)	Partnership – Texas LP – cash investment – developmental company that will become a Rule 58 entity that will hold gas storage assets – Enstor Inc 99%; Enstor Operating Company 1%.

(FN 42)	Formed 2/26/04 – Texas LP – cash investment – Rule 58 entity that holds gas storage assets – Enstor Inc 99%; Enstor Operating Company 1%

#	Less than $2,000.00

*	Inactive/Dormant – An inactive or dormant company refers to a company that does not engage in trading or conduct or solicit business and has no material revenues or income. Inactive or dormant companies are often held until the resolution of contingent liabilities, to maintain certain rights or as a shell to be used in a future transaction.

(HC)	holding company

(FE)	finance entity

(FUCO)	foreign utility company

(EWG)	exempt wholesale generator

(FRB)	fuco-related business

(SPS)	special purpose subsidiary

(AIR)	weighted average interest rate

ITEM 2.	ACQUISITION OR SALES OF UTILITY ASSETS.

On May 27, 2004, PacifiCorp, as buyer entered into an asset purchase and sales agreement with Summit Vineyard LLC and Lake Side Power LLC as sellers/developers for the development and construction of a natural gas fired combined cycle plant with two Westinghouse W501 gas turbines and a related gas pipeline for $275,000,000. The project is under construction and PacifiCorp anticipates that it will become operational in the summer of 2007.

Pursuant to an Asset Purchase Agreement by and between Price City, Utah and PacifiCorp, dated September 1, 2004, PacifiCorp sold certain electrical distribution facilities operating at nominal 34.5 kV or below, including poles, cross arms, overhead conductors, attachments and supports and other miscellaneous equipment. The purchase price for these assets was $474,708.86. The exemption claimed is Rule 44(b).

Pursuant to the Skookumchuck Facilities Purchase and Sale Agreement by and among PacifiCorp, Public Utility District No. 1 of Snohomish County, Washington, Puget Sound Energy, Inc., City of Tacoma, Washington, Avista Corporation, City of Seattle, Washington and Public Utility District No. 1 of Grays Harbor County, Washington as Sellers and 2677588 Washington LLC, as Buyer, dated as of November 25, 2003 (closed October 5, 2004), PacifiCorp and other nonassociate companies sold their interests in the Skookumchuck dam, hydroelectric facility, and related assets. PacifiCorp’s share of the purchase price for these assets was 47.5 percent or approximately $3,595,927. The exemption claimed is Rule 44(b).

ITEM 3.	ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM SECURITIES.

Form of Debt Securities Indenture dated March 21, 2005 incorporated by reference from Exhibit 4.1 to the company’s form 6-K furnished to the SEC on March 21, 2005.

First Supplemental Indenture dated March 21, 2005 incorporated by reference from Exhibit 4.10 to the company’s form 6-K furnished to the SEC on March 21, 2005.

ITEM 4.	ACQUISITION, REDEMPTION, OR RETIREMENT OF SYSTEM SECURITIES.

Numbers in Thousands

Fiscal Year 2005

Investment	Name of Acquiring/ Redeeming Company	No. of Shares	Consider. Principal Amount £ or $	% voting	Book Value £ - $	Author./ Exemption
$7.48 Preferred Stock	PacifiCorp	75	$7,500	N/A	$7,500	Rule 42

ITEM 5.	INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES.

Category 1:

Name of Owner	Name of Issuer	Description of Securities	Number of Shares/ Principal Amount Owned	General Nature of Issuers Business	Book Value ($000s)	Percentage of Voting Power
None	None	None	None	None	None	None

Category 2:

Name of Owner	Name of Issuer	Description of Securities	Number of Shares/ Principal Amount Owned	General Nature of Issuers Business	Book Value ($000s)	Percentage of Voting Power
None	None	None	None	None	None	None

None of the affiliates are public utility companies or other nonsystem or system owners.

ITEM 6.	OFFICERS AND DIRECTORS.

PART I.

The following abbreviations are used for positions. Principal business addresses are listed.

Principal Business Address	N/A

Position	Code
Director	D
President	P
Chief Executive Officer	CEO
Chief Financial Officer	CFO
Chief Accounting Officer	CAO
Chief Information Officer	CIO
Chief Production Officer	CPO
Senior Executive Vice President	SEVP
Executive Vice President	EVP
Senior Vice President	SVP
Financial Vice President	FVP
Vice President	VP
Controller/Comptroller	C
Counsel	L
Secretary	S
Assistant Secretary	AS
Treasurer	T
Assistant Treasurer	AT
General Manager	GM
Managing Director	MD
Commissioner	M
Chairman of the Board	COB

Name and Principal Address	Title	Code
EXECUTIVE DIRECTORS – Scottish Power plc

IAN RUSSELL 1 Atlantic Quay Glasgow G2 8SP	Chief Executive	CEO

CHARLES BERRY 1 Atlantic Quay Glasgow G2 8SP	Executive Director - UK	D

DAVID NISH 1 Atlantic Quay Glasgow G2 8SP	Finance Director	CFO

JUDI A. JOHANSEN 825 NE Multnomah Suite 2000, Portland Oregon 97232	President & CEO PacifiCorp	D

SIMON LOWTH 1 Atlantic Quay Glasgow G2 8SP	Director, Corporate Strategy & Development	D

NON-EXECUTIVE DIRECTORS – SCOTTISH POWER PLC

CHARLES MILLER SMITH 1 Atlantic Quay Glasgow G2 8SP	Chairman	D

EUAN BAIRD 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

VICKY BAILEY 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

PHILIP CARROLL 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NANCY WILGENBUSCH 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NOLAN KARRAS 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

DONALD BRYDON 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

NICK ROSE 1 Atlantic Quay Glasgow G2 8SP	Non-executive Director	D

OFFICERS – SCOTTISH POWER PLC

DOMINIC FRY 1 Atlantic Quay Glasgow G2 8SP	Group Director, Corporate Communications	—

TERRY HUDGENS 1125 NW Couch St, Suite 700, Portland, Oregon, 97209	Chief Executive Officer – PPM Energy Inc.	—

RONNIE MERCER 825 NE Multnomah, Suite 2000, Portland, Oregon 97232	Executive VP, Operations, PacifiCorp	—

ANDREW MITCHELL 1 Atlantic Quay Glasgow G2 8SP	Company Secretary	S

MICHAEL PITTMAN 825 NE Multnomah, Suite 2000, Portland, Oregon 97232	Group Director, Human Resources	—

JAMES STANLEY 1 Atlantic Quay Glasgow G2 8SP	Legal, Commercial & Compliance Director	L

Name and Principal Address	Title	Code

DIRECTORS – PACIFICORP

Ian Russell 1 Atlantic Quay Glasgow G2 8SP	Chairman of the Board	COB

Barry G. Cunningham 201 South Main Suite 2300 Salt Lake City UT 84111	Director	D

Andrew P. Haller 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Judith A. Johansen 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Nolan E. Karras 4695 South 1900 West #3 Roy UT 84067	Director	D

Andrew N. MacRitchie 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Richard D. Peach 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Michael J. Pittman 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

A. Richard Walje 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

Matthew R. Wright 825 NE Multnomah Suite 2000 Portland OR 97232	Director	D

OFFICERS – PACIFICORP

Judith A. Johansen 825 NE Multnomah Suite 2000 Portland OR 97232	President and Chief Executive Officer	P CEO

Andrew N. MacRitchie 825 NE Multnomah Suite 2000 Portland OR 97232	Executive Vice President	EVP

Matthew R. Wright 825 NE Multnomah Suite 2000 Portland OR 97232	Executive Vice President	EVP

Barry G. Cunningham 201 South Main Suite 2300 Salt Lake City UT 84111	Senior Vice President	SVP

Donald N. Furman 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President	SVP

Andrew P. Haller 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President, General Counsel and Corporate Secretary	SVP GC S

Robert A. Klein 1125 NW Couch Suite 700 Portland OR 97209	Group Energy Risk Director	—

Michael J. Pittman 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President	SVP

A. Richard Walje 825 NE Multnomah Suite 2000 Portland OR 97232	Executive Vice President	SVP

Stan K. Watters 825 NE Multnomah Suite 2000 Portland OR 97232	Senior Vice President	SVP

Richard D. Peach 825 NE Multnomah Suite 2000 Portland OR 97232	Chief Financial Officer	CFO

Donald D. Larson 201 South Main Suite 2300 Salt Lake City UT 84111	Vice President	VP

Ernest E. Wessman 201 South Main Suite 2300 Salt Lake City UT 84111	Vice President	VP

Bruce N. Williams 825 NE Multnomah Suite 1900 Portland OR 97232	Treasurer	T

Jeffery B. Erb 825 NE Multnomah Suite 1800 Portland OR 97232	Assistant Secretary	AS

Michael G. Jenkins 201 South Main Suite 2200 Salt Lake City UT 84111	Assistant Secretary	AS

Larry O. Martin 825 NE Multnomah Suite 19000 Portland OR 97232	Assistant Secretary	AS

Tanya S. Sacks 825 NE Multnomah Suite 1900 Portland OR 97232	Assistant Treasurer	AT

See also Attachment 1.

Part II. Financial Connections.

Name	Name and Location of Financial Institution	Position held in Financial Institution	Applicable Exemption Rule

Charles Berry	Securities Trust of Scotland plc UK	Non-executive Director	Rule 70

Donald Brydon	AXA Investment Managers UK	Non-executive Chairman	Rule 70

Nolan Karras	Beneficial Life Insurance Company USA	Non-executive Director	Rule 70

Dr Nancy Wilgenbusch	West Coast Bank USA	Director	Rule 70

ITEM 6.	EXECUTIVE COMPENSATION - PART III.

See also Attachment 2.

(a) Summary Compensation Tables. The following tables set forth information concerning any Chief Executive Officer and the four most highly compensated executive officers for ScottishPower and PacifiCorp as of March 31, 2005, as defined by the Securities and Exchange Commission.

Key terms used in this Item will have the following meanings:-

ESP	Employee Savings Plan
ESOP	Employee Stock Ownership Plan
SBP	Supplemental Benefit Plan
ERISA	Employee Retirement Income S.A

EXECUTIVE COMPENSATION - PACIFICORP

The following table sets forth information concerning compensation for services in all capacities to the Company for the years ended March 31, 2005, 2004 and 2003 of those persons who were the Chief Executive Officer of the Company during any portion of the year ended March 31, 2005 and the four other most highly compensated executive officers of the Company who were serving as executive officers at the end of the last completed fiscal year.

Summary Compensation Table

Long-Term Compensation
Name and Principal Position	Year	Annual Compenstion (a)		All Other Compensation (d)	Restricted Stock Awards (e)		Securities Underlying Options Payout	LTIP Payout (f)		ScottishPower Performance Shares (g)
		Salary	Bonus (c)
Judith A. Johansen President and Chief Executive Officer	2005 2004 2003	$743,750 589,394 492,444	$437,500 337,500 149,767	$23,311 22,883 21,170	$	— — —	52,228 61,475 61,825	$	— — —	19,916 12,458 9,199
Michael J. Pittman Senior Vice President	2005 2004 2003	323,750 313,125 300,000	189,000 187,500 47,057	20,329 20,097 18,860		— — —	33,948 38,729 50,954		— — —	6,904 7,849 7,581
Andrew P. Haller Senior Vice President, General Counsel and Corporate Secretary	2005 2004 2003	334,480 327,996 310,930	167,137 190,109 132,020	20,515 20,165 21,037		— — —	11,667 13,530 19,165		— — 23,069	4,746 5,484 5,069
A. Richard Walje Senior Vice President	2005 2004 2003	317,307 299,544 277,604	158,108 127,557 95,550	20,270 83,173 19,278		— — —	16,613 17,751 24,840		— — —	6,757 7,195 6,570
Matthew R. Wright (b) Executive Vice President	2005 2004 2003	292,481 253,612 249,997	141,945 127,527 56,048	151,425 62,766 67,456		— — —	15,331 10,502 11,704		— — —	6,236 6,301 4,681

(a)	May include amounts deferred pursuant to the Compensation Reduction Plan, under which key executives and directors may defer receipt of cash compensation until retirement or a preset future date. Amounts deferred are invested in ScottishPower American Depositary Shares or a cash account on which interest is paid at a rate equal to the Moody’s Intermediate Corporate Bond Yield for AA-rated Public Utility Bonds.

(b)	Salary includes foreign housing benefits paid to Mr. Wright. These amounts were $39,380 for the year ended March 31, 2004 and $53,961 for the year ended March 31, 2003.

(c)	Amounts in this column for the year ended March 31, 2003, include a promotion bonus in the amount of $41,556 for Ms. Johansen.

(d)	Amounts shown for the year ended March 31, 2005, include:

(i)	Company contributions to the PacifiCorp Employee Savings and Stock Ownership Plan (the “Savings Plan”) of $12,073 for Ms. Johansen, $10,354 for Mr. Pittman, $10,508 for Mr. Haller, $10,315 for Mr. Walje and $12,197 for Mr. Wright

(ii)	Portions of premiums on term life insurance policies that PacifiCorp paid in the amounts of $2,238 for Ms. Johansen, $975 for Mr. Pittman, $1,007 for Mr. Haller, $955 for Mr. Walje and $880 for Mr. Wright. These benefits are available to all employees.

(iii)	Annual vehicle allowances paid to Ms. Johansen and Messrs. Pittman, Haller, Walje and Wright in the amounts of $9,000 each. The amount of annual vehicle allowance for Mr. Wright was $10,350 for the year ended March 31, 2004, and $10,800 for the year ended March 31, 2003.

(iv)	Relocation benefits paid to Mr. Walje of $62,849 for the year ended March 31, 2004.

(v)	Additional international assignment payments to Mr. Wright of $27,739 for the year ended March 31, 2005, $45,299 for the year ended March 31, 2004, and $56,656 for the year ended March 31, 2003, for cost of living and foreign service premium. Also includes international assignee localization payments to Mr. Wright of $101,609 for the year ended March 31, 2005.

(e)	On March 31, 2005, the aggregate value of all restricted stock holdings, based on the market value of ScottishPower American Depositary Shares at March 31, 2005, without giving effect to the diminution of value attributed to the restrictions on such stock, was $38,220 for Ms. Johansen, $14,352 for Mr. Pittman, $30,420 for Mr. Haller and $14,352 for Mr. Walje. The aggregate number of restricted share holdings was 1,225 for Ms. Johansen, 460 for Mr. Pittman, 975 for Mr. Haller and 460 for Mr. Walje. Regular quarterly dividends are paid on the restricted stock. Participants may defer receipt of restricted stock wards to their stock accounts under the Compensation Reduction Plan.

(f)	Represents the dollar value of restricted stock shares awarded under the PSIP prior to PacifiCorp’s acquisition by ScottishPower that vested and were distributed to the named officer in the form of ScottishPower American Depositary Shares.

(g)	Represents the number of ScottishPower American Depositary Shares contingently granted in 2005, 2004 and 2003 that can be earned under the terms of the ScottishPower LTIP.

SUMMARY COMPENSATION TABLE – SCOTTISH POWER PLC

The following table provides details of the remuneration and pensions interests of the directors of Scottish Power plc and the information is audited.

	Basic Salary £ 000’s		Bonuses £ 000’s		Benefits in Kind £ 000’s		Total £ 000’s
TOTAL EMOLUMENTS	2005	2004	2005	2004	2005	2004	2005	2004
Chairman and executive directors
Charles Miller Smith (Chairman)	275.0	275.0	—	—	—	4.7	275.0	279.7
Ian Russell	705.0	650.0	627.5	414.4	47.6	32.7	1,380.1	1,097.1
Charles Berry	400.0	315.0	382.0	212.6	37.7	27.4	819.7	555.0
Judi Johansen*	406.3	206.6	213.3	258.3	11.5	3.2	631.1	468.1
Simon Lowth	430.0	242.1	354.8	151.3	16.1	6.7	800.9	400.1
David Nish	430.0	415.0	387.0	269.8	41.8	31.7	858.8	716.5

Total	2,646.3	2,103.7	1,964.6	1,306.4	154.7	106.4	4,765.6	3,516.5

	Fees £ 000’s		Bonuses £ 000’s		Benefits in Kind £ 000’s		Total £ 000’s
	2005	2004	2005	2004	2005	2004	2005	2004
Non-executive directors (fees and expenses)
Euan Baird	37.0	32.8	—	—	—	2.9	37.0	35.7
Mair Barnes (retired 23 July 2004)	13.7	38.0	—	—	0.6	3.4	14.3	41.4
Donald Brydon	53.8	29.6	—	—	13.4	0.1	67.2	29.7
Philip Carroll	55.0	23.8	—	—	0.6	1.5	55.6	25.3
Sir Peter Gregson (retired 23 July 2004)	18.7	51.0	—	—	0.7	3.0	19.4	54.0
Nolan Karras**	64.3	53.9	—	—	—	3.7	64.3	57.6
Nick Rose	55.1	38.8	—	—	11.8	1.7	66.9	40.5
Vicky Bailey (appointed 1 June 2004)	34.5	—	—	—	2.2	—	36.7	—
Nancy Wilgenbusch** (appointed 1 June 2004)	39.9	—	—	—	—	—	39.9	—

Total	372.0	267.9	—	—	29.3	16.3	401.3	284.2

Other emoluments

*	Conversion rate used for Judi Johasen is £1=$1.846 being the average exchange rate during the year.

**	Nolan Karras and Nancy Wilgenbusch received emoluments in the US of £8,667 (2004 £9,637) and £2,709 respectively. These amounts relate to services to the Utah and PacifiCorp regional advisory boards and are paid in the form of cash and shares. The amounts are included within “Fees” in the above table.

(i)	The emoluments of the highest paid director (Ian Russell) excluding pension contributions were £1,380,079 (2004 £1,097,144).

Option Grants in Last Fiscal Year PacifiCorp

The following table sets forth information regarding options to purchase ScottishPower American Depositary Shares granted during the year ended March 31, 2005, to each named executive officer under the ExSop. All options become exercisable for one-third of the shares covered by the option on each of the first three anniversaries of the grant date

	Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price $/Sh	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Judith A. Johansen	52,228	6.84	$28.72	May-26-2014	$943,334	$2,390,595
Michael J. Pittman	33,948	4.44	28.72	May-26-2014	613,164	1,553,877
Andrew P. Haller	11,667	1.53	28.72	May-26-2014	210,728	534,025
A. Richard Walje	16,613	2.17	28.72	May-26-2014	300,062	760,415
Matthew R. Wright	15,331	2.01	28.72	May-26-2014	276,906	701,735

Aggregated Option Exercises at March 31, 2005 and Year-End Option Values

The following table sets forth information regarding the aggregate options exercised during the fiscal year and the option values at the end of the fiscal year ended March 31, 2005, for each of the named executive officers. All options are for ScottishPower American Depositary Shares and include options granted under the PSIP and the ExSOP.

	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at March 31, 2005		Value of Unexercised In-the-Money Options at March 31, 2005
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Judith A. Johansen	152,603	$711,077	—	124,125	$—	$644,701
Michael J. Pittman	65,385	286,932	158,088	85,245	8	454,666
Andrew P. Haller	27,703	95,713	—	31,334	—	171,720
A. Richard Walje	44,957	207,618	126,069	42,247	—	227,241
Matthew R. Wright (a)	—	—	3,329	37,536	—	65,636

(a)	Certain of Mr. Wright’s options are for ScottishPower Ordinary Shares, but are presented as American Depository Shares.

Directors’ Interests in the Last Year – Scottish Power plc

See Attachment 3

Long-Term Incentive Plan Awards in the Last Fiscal Year

The following table sets forth information regarding awards made in the year ended March 31, 2005, to each named executive officer under the LTIP. Each LTIP award entitles the executive officer to acquire, at no cost, the number of ScottishPower American Depositary Shares listed in the table, less any withholding for applicable taxes. An award will only vest if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the ScottishPower group and improvements in customer service standards are achieved over a period of three years commencing with the fiscal year preceding the date an award is made. The number of shares vested depend upon ScottishPower’s comparative Total Shareholder Return performance over the three-year performance period. Total Shareholder Return performance is measured against a peer group of major international energy companies. No shares vest unless ScottishPower’s Total Shareholder Return performance is at least equal to the median performance of the peer group, at which point 40% of the initial award vests. If ScottishPower’s performance is equal to or exceeds the top quartile, 100% of the shares vest. The number of shares that vest for performance between these two points is determined on a straightline basis. Participants may acquire the vested shares at any time after the third anniversary of grant.

	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Priced-Based Plans

Name			Exercise or Threshold	Target Shares (a)	Maximum Shares
Judith A. Johansen	19,916	3 years	—	7,966	19,916
Michael J. Pittman	6,904	3 years	—	2,762	6,904
Andrew P. Haller	4,746	3 years	—	1,898	4,746
A. Richard Walje	6,757	3 years	—	2,703	6,757
Matthew R. Wright	6,236	3 years	—	2,494	6,236

(a)	Amount to vest if threshold measures and median Total Shareholder Return performance is achieved.

Employee Agreements

On September 29, 2003, Ms. Johansen and PacifiCorp executed an employment agreement providing for a base salary of $700,000 and a maximum annual incentive award of 75% of base salary. Under the agreement, she is eligible for participation in the LTIP, the ExSOP and the Retirement Plan referred to below, in addition to other benefit plans available for senior-level executives of PacifiCorp. The employment agreement continues until March 31, 2012, unless terminated by either party. Ms Johansen or PacifiCorp may terminate the employment agreement at any time for any reason. However, if Ms. Johansen resigns from PacifiCorp due to a material alteration in compensation or assignment or following a company-initiated relocation, or if PacifiCorp terminates Ms. Johansen without cause, then Ms. Johansen will be entitled to one year’s salary, car allowance and bonus (as modified pursuant to the terms of employment agreement). Additionally, Ms. Johansen agreed to standard confidentiality, non-solicitation terms.

On December 9, 2004, Mr. Pittman and PacifiCorp executed an employment agreement providing for a base salary of $325,000 and a maximum annual incentive award of 100% of base salary (unless otherwise modified by the Remuneration Committee). Under the agreement, he is eligible for participation in the LTIP, the ExSOP and the Retirement Plan, in addition to other benefit plans available for senior level executives of PacifiCorp. The employment agreement continues until Mr. Pittman reaches the age of 65, unless terminated by either party. Mr. Pittman or PacifiCorp may terminate the employment agreement at any time for any reason. However, if Mr. Pittman resigns from PacifiCorp due to a material alteration in compensation or assignment or following a company-initiated relocation, or if PacifiCorp terminates Mr. Pittman without case, then Mr. Pittman will be entitled to one year’s base salary, car allowance and bonus (as modified pursuant to the terms of the employment agreement). Additionally, Mr. Pittman agreed to standard confidentiality, non-competition and no-solicitation terms.

Severance Arrangements

The Company’s Executive Severance Plan provides severance benefits to certain executive-level employees who are designated by the Board, including the executive officers named in the Summary Compensation Table (other than Ms. Johansen).

Severance benefits are payable for voluntary terminations as a result of a material alteration in position that has a detrimental impact on the executive’s employment or involuntary terminations (including a Company-initiated resignation) for reasons other than cause. Severance payments generally equal one or two times the executive’s annual cash compensation, three months of health insurance benefits and outplacement services.

The Executive Severance Plan also provides enhanced severance benefits in the event of certain terminations during the 24-month period following a qualifying change-in-control transaction. Executives designated by the Board are eligible for change-in-control benefits resulting from either a Company-initiated termination without cause or a resignation generally within two months after a material alteration in position or compensation. If qualified for the enhanced severance benefits, an executive would receive severance pay in an amount equal to either two, two and one-half or three times the annual cash compensation of such executive, depending on the level set by the Board. The Company is required to make an additional payment to compensate the executive for the effect of any excise tax. The executive would also receive continuation of subsidized health insurance from six to 24 months depending on length of service and outplacement services.

Retirement Plans

The Company has adopted non-contributory defined benefit retirement plans for its employees, other than employees subject to collective bargaining agreements that do not provide for coverage. Certain executive officers, including the executive officers named in the Summary Compensation Table, are also eligible to participate in the Company’s nonqualified Supplemental Executive Retirement Plan (the “SERP”). The following description assumes participation in both the Retirement Plan and the SERP. Participants receive benefits at retirement payable for life based on length of service with the Company and average pay in the 60 consecutive months of highest pay out of the last 120 months, and pay for this purpose would include salary and annual incentive plan payments reflected in the Summary Compensation Table above. Benefits are based on 50.0% of final average pay plus 1% of final average pay for each year the the Company meets certain performance goals set for each fiscal year by the Board of Directors. The maximum benefit is 65% of final average pay. Participant may also elect actuarially equivalent alternative forms of benefits. Retirement benefits are reduced to reflect social security benefits as well as certain prior employer retirement benefits. Participants are entitled to receive full benefits upon retirement after age 60 with at least 15 years of services. Participants are also entitled to receive reduced benefits upon early retirement after age 55 or after age 50 with at least 15 years service and five years of participation in the SERP.

The following table shows the estimated annual retirement benefit payable upon retirement at age 60 as of March 31, 2005. Amounts in the table reflect payments from the retirement plan and the SERP (“the plans”) combined prior to any offset of projected social security benefits and benefits paid from any prior employer plan.

Estimated Annual Pension At Retirement (a)

	Years of Service (b)
Annual Pay at Retirement Date	5	15	25	30
$ 200,000	$43,333	$130,000	$130,000	$130,000
400,000	86,667	260,000	260,000	260,000
600,000	130,000	390,000	390,000	390,000
800,000	173,333	520,000	520,000	520,000
1,000,000	216,667	650,000	650,000	650,000

(a)	The benefits shown in this table assume that the individual will remain in the employ of the Company until retirement at age 60, that the plans will continue in their present form and that the Company achieves its performance goals under the supplemental plan in all years.

(b)	The number of credited years of service used to compute benefits under the plans are four for Ms Johansen, four for Mr Haller, twenty five for Mr Pittman, nineteen for Mr Walje and seventeen for Mr Wright.

Retention Agreements

To retain executives who would otherwise have had the right to resign for any reason between 12 and 14 months following the ScottishPower Merger and qualify for the enhanced change-in-control supplemental retirement benefits, the Company entered into retention agreements with qualifying executives (Messrs, Pittman and Walje). Those retention agreements provided for the same enhanced supplemental retirement benefits if the qualifying executives satisfied the retention criteria. Qualifying executives were required to waive their rights to unilaterally resign and receive the enhanced supplemental retirement benefits, but they are now eligible to receive these same enhancements since they have continued employment through the established retention date of December 1, 2002.

These retention agreements also require qualifying executives to waive any rights to executive severance benefits, which they may have otherwise claimed due to material alterations in their positions as of the date of the retention agreement. Unless there is a subsequent “involuntarily termination” or “material alteration” in position as defined in the Severance Plan, this waiver of severance benefits applies to these executives through November 28, 2004. The executives’ waiver of severance benefits was in exchange for the enhanced supplemental retirement benefits described above, retention bonuses determined individually in the Company’s discretion for each executive and special stock option awards that vest over a three-year retention period at 25.0% for each of the first two years and 50.0% in the third year.

As noted above, the retention agreement for Messrs, Pittman and Walje expired on November 28, 2004. The executives have satisfied the requirements of, and have received the remuneration and benefits payable under, those agreements.

ITEM 6.	OFFICERS AND DIRECTORS.

PART III.

(b)	Stock Ownership.

Beneficial Owner	Number of shares at March 31, 2005 (a)(b)
Ian M. Russell	632,248
Judith A. Johansen	584,200
Michael J. Pittman	1,099,942
Andrew P. Haller	193,183
A. Richard Walje	775,839
Barry G. Cunningham	517,056
Nolan E. Karras	42,446
Andrew N. MacRitchie	114,417
Richard D. Peach	89,819
Matthew R. Wright	88,019
All executive officers and directors as a group (14 persons)	5,193,421

(a)	Includes beneficial ownership of (i) shares held by family members even though beneficial ownership of such shares may be disclaimed, (ii) shares held for the account of such persons pursuant to the Company’s Compensation Reduction Plan and the Savings Plan.

(b)	Includes Ordinary Shares that each person has the right to acquire through options that become exercisable within 60 days after March 31, 2005. Options granted in ScottishPower American Depositary Shares under the PSIP and ExSOP have been converted into options in Ordinary Shares. One American Depositary Share equates to four Ordinary Shares.

See also PacifiCorp Form 10-K and Form 20-F – SEC File No. 001-14676 (filed May 27, 2005 and June 29, 2005 respectively)

ITEM 7.	CONTRIBUTIONS AND PUBLIC RELATIONS.

The PacifiCorp Foundation for Learning is a qualified 501(c)(3) non-profit foundation created in 1988 and originally endowed by contributions from PacifiCorp and its subsidiaries. More recently, PacifiCorp made contributions of $3 million in March 2003 and $1 million in May 2004. Administrative expenses incurred by the Foundation, including salaries, travel expenses, supplies, etc., are charged to corporate cost center 11758. Each month the Foundation receives an invoice from PacifiCorp for all charges to CC11758, and payment is made to PacifiCorp from the Foundation’s checking account at Wells Fargo Bank. However, the Foundation is not charged “rent” for use of space and computer equipment. The Foundation is charged for time spent by PacifiCorp personnel in accounting, the tax department and occasional administrative assistance.

For fiscal year 2005, the Foundation was charged and paid PacifiCorp for the following:

Labor	-	$184,024
Legal fees	-	$10,090
Prof. fees	-	$22,231
Depreciation	-	$964
Travel/meetings	-	$7,832
Books/subscrip.	-	$701
Postage/freight	-	$1,441
Computer systems	-	$7,340
Office supplies	-	$933
Membership fees	-	$2,665
Total		$238,221

ITEM 8.	SERVICE, SALES AND CONSTRUCTION CONTRACTS

Excluding (i) transactions included in the annual report on Form U-13-60 of a service company, (ii) the sharing of costs of jointly owned facilities or jointly employed personnel, (iii) contracts for the purchase, sale or interchange of electricity or gas, and (iv) contracts between an exempt wholesale generator or a foreign utility company and a system company, as reported under Item 9, infra, provide the following information:

Part I. Furnish the information required by the following table as to contracts for services, including engineering or construction services, or goods supplied or sold by a system company to another system company, and state, in the tabulation or by footnote, the date of the contract and whether it remained in effect at year end.

See Attachment 4 Affiliated Services Detail.

Part II. Does any system company have a contract to purchase services or goods from any affiliate (other than a system company), or from a company in which any officer or director of the receiving company is a partner or owns 5% or more of any class of equity securities?

No

If the answer to Part II is yes, and the contract has not already been reported in Item 6, report such contracts in substantially the same detail as specified for Part I, also describing the affiliation.

Part III. Does any system company employ any other person for the performance on a continuing basis of management, supervisory or financial advisory services?

No

If the answer to Part III is yes, state the name of each such person, describe the contract, and the scope of the services and the annual consideration.

ITEM 9.	WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES.

ScottishPower UK Holdings Limited, a company organized under the laws of Scotland, whose location and business address is 1 Atlantic Quay Glasgow G2 8SP Scotland UK, is a foreign utility company, which is an intermediate holding company for Scottish Power plc’s U.K. interest in the generation, transmission and distribution business and associated services. Listed below are also the other FUCOs held under ScottishPower UK Holdings Limited, and EWGs in the ScottishPower System.

In this section a conversion ratio of £1 to $1.89 has been used

Part I(a)

Name of Company and Location	Holds Interest in Company	Descrip. of Facilities	Aggregate Investment Amount £ - $	Retained Earnings as of 3/31/05	Company Debt/Eq. Ratio 3/31/05**
ScottishPower UK Holdings Limited (FUCO) – 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Scottish Power plc	Holding Company	£596 million $1,126 million	£10 million $19 million*	0.07*

Scottish Power UK plc (FUCO) – 1 Atlantic Quay Glasgow G2 8SP Scotland UK	Scottish Power UK Holdings Ltd	Holding Company	£592 million $1,119 million	£521 million $985 million*	2.18*

SP Manweb plc England and Wales (FUCO) – 3 Prenton Way Prenton United Kingdom CH43 3ET	Scottish Power Investments Limited	Ownership & operation of distribution network	£554 million $1,047 million	£450 million $851 million*	0.36*

Flying Cloud Power Partners, LLC – Iowa (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	44 MW wind generation project – (UC)	£25.2 million	£1.3 million	95% Debt 5% Equity

Klamath Energy LLC Oregon (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	100 MW gas fired peaking plant	£28.2 million	£(0.4) million	101% Debt (1)% Equity

Klondike Wind Power LLC – Oregon (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	24 MW wind generation plant	£8.6 million	£0.4 million	95% Debt 5% Equity

Klondike Wind Power II LLC – Oregon (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	75 MW wind generation plant in construction	£11.9 million	£(0) million	100% Debt

Moraine Wind LLC Minnesota (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	51 MW wind generation plant	£28 million	£1.6 million	94% Debt 6% Equity

Phoenix Wind Power LLC California (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy, Inc	3 MW wind generation plant	£1.1 million	£0.3 million	77% Debt 23% Equity

Mountain View Power Partners III LLC (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	22 MW wind generation plant	£17.8 million	£1 million	94% Debt 6% Equity

Colorado Green Holdings LLC (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	Colorado Wind Ventures LLC	162 MW wind generation project	£41.8 million	£(1.1) million	60% Debt 40% Equity

Elk River Wind Farm LLC (EWG) – 1125 NW Couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	150 MW wind generation project in construction	£(0.1) million	N/A	100% Debt

Trimont Wind I LLC (EWG) 1125 NW couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	100 MW wind generation construction	N/A	N/A	N/A

Eastern Desert Power LLC (EWG) 1125 couch St, Suite 700, Portland, Oregon 97209	PPM Energy Inc	Wind generation project in development	N/A	N/A	N/A

*	Retained earnings have been calculated under UK GAAP as at the balance sheet date 31 March 2004 (to be updated upon receipt of 2005 UK GAAP data)
**	The company debt/equity ratios have been calculated on the basis of excluding any short term bank and other deposits held.

Part I (b)

As of March 31, 2004, the aggregate capital invested directly or indirectly by ScottishPower plc in SPUK Holdings, SPUK or SP Manweb is set forth below. ScottishPower plc does not have aggregate capital invested in the EWGs.

Name of Company	Common stock investment		Loans * £ - $		Guarantees * £ -$
Scottish Power UK Holdings Limited (FUCO)	£ $	596 million 1,126 million	£ $	335.47 million 634.04 million		N/A

Scottish Power UK plc (FUCO) Scotland	£ $	592 million 1,119 million	£ $	2,141.11 million 4,046.70 million		N/A

SP Manweb plc England and Wales (FUCO)	£ $	554 million 1,047 million		N/A	£ $	50 million 94.5 million

*	at March 31, 2005

As of March 31, 2005, there was no debt or other financial obligations of an affiliate EWG, SPUK Holdings, SPUK or SP Manweb for which there is recourse, directly or indirectly to Scottish Power plc or another system company (other than an EWG or FUCO).

During the reporting period there were no transfers of assets from any system company (other that an EWG or FUCO) to an affiliate EWG, SPUK Holdings, SPUK or SP Manweb.

Part 1(c)

The ratio of debt to common equity for the affiliate EWGs, SPUK Holdings, SPUK and SP Manweb is set forth below.

Name of Company	DEBT	Equity	Ratio of debt to equity	Retained Earnings
ScottishPower UK Holdings Limited	£44 million $83 million*	£606 million $1,145 million*	0.07	£10 million $19 million**
Scottish Power UK plc	£3,309 million $6,254 million*	£1,519 million $2,871 million*	2.18	£521 million $985 million**
SP Manweb plc	£184 million $348 million*	£514 million $971 million*	0.36	£450 million $851 million**
Flying Cloud Power Partners, LLC	£23.9 million	£1.3 million	95% Debt 5% Equity	£1.3 million
Klamath Energy LLC	£28.6 million	£(0.4) million	101% Debt (1)% Equity	£(0.4) million
Klondike Wind Power LLC	£8.2 million	£0.4 million	95% Debt 5% Equity	£0.4 million
Moraine Wind LLC	£26.5 million	£1.6 million	94% Debt 6% Equity	£1.6 million
Phoenix Wind Power LLC	£0.9 million	£0.3 million	77% Debt 23% Equity	£0.3 million
Klondike Wind Power II LLC	£11.9 million	£0 million	100% Debt	£0 million
Mountain View Power Partner III LLC	£16.8 million	£1 million	94% Debt 6% Equity	£1 million
Colorado Green Holdings LLC	£64 million	£41.8 million	60% Debt 40% Equity	£41.8 million
Elk River Wind Farm LLC	£0.1 million	£0 million	100% Debt	£0 million
Trimont Wind I LLC	N/A	N/A	N/A	N/A
Eastern Desert Power LLC	N/A	N/A	N/A	N/A

*	As at 31 March 2004 under UK GAAP (to be updated upon receipt of 2005 UK GAAP data)

**	Retained earnings have been calculated under UK GAAP as at the balance sheet date 31 March 2004 (to be updated upon receipt of 2005 UK GAAP data)

Key terms: FUCO means Foreign Utility Company - EWG means Exempt Wholesale Generator

Part I (d) As of the end of the reporting period there was one service contract between Scottish Power UK plc and PacifiCorp.

Part II Organization chart showing relationship of each EWG and FUCO to other system companies.

FUCOs

ScottishPower plc

Scottish Power UK Holdings Limited

Scottish Power UK plc

ScottishPower Investments Limited

SP Manweb plc

EWGs

ScottishPower plc

ScottishPower NA 1 Ltd

ScottishPower NA 2 Ltd

PacifiCorp Holdings Inc

PPM Energy, Inc.

Eastern Desert Power LLC

Elk River Windfarm LLC

Klondike Wind Power II LLC

Phoenix Wind Power LLC

Klamath Energy LLC

Klondike Wind Power LLC

Moraine Wind LLC

Flying Cloud Power Partners LLC

Mountain View Power Partners III

Trimont Wind I LLC

PPM Colorado Wind Ventures Inc

Colorado Wind Ventures Inc

Colorado Green Holdings LLC

Part III State aggregate investment in EWGs and FUCOS, respectively. Also state ratio of aggregate investment to the aggregate capital investment of the Scottish Power plc in PacifiCorp. ScottishPower’s consolidated retained earnings calculated in accordance with US GAAP as of March 31, 2005 were $2,158.6 million.

Investment in EWGs USD $267.5 million

Investment in FUCOS USD $2,173.1 million

Aggregate Investment in EWGs and FUCOs - USD $2,440.6 million

Aggregate Capital Investment in PacifiCorp - USD $3,034.5 million

$2,440.6 million ——————	=	Ratio 80.43%

$3,034.5 million

ITEM 10	FINANCIAL STATEMENTS AND EXHIBITS

Exhibit A

Financial Statements incorporated herein by reference are as follows:

The financial statements of Scottish Power plc, Scottish Power UK Holdings Ltd, ScottishPower NA 1 Ltd, ScottishPower NA 2 Ltd, PacifiCorp Holdings Inc, PacifiCorp Int’l Group Holdings Company and PPM Energy Inc and their subsidiaries, listed under ITEM 8 of their combined Annual Report on Form 20-F for the year ended March 31, 2005 See also PacifiCorp Form 10-K and Form 20-F – SEC File No. 001-14676 (filed May 27, 2005 and June 29, 2005 respectively)

Consolidating financials for PacifiCorp Holdings, Inc. and PPM Energy, Inc. and subsidiaries filed under confidential treatment. Cash flows to be filed by amendment under confidential treatment.

Exhibit B

Articles of organization and bylaws for each subsidiary filed on Form SE. See also Exhibit B on Form U5S filed August 5, 2004.

Exhibit C

Incorporated by reference to form 6-K lodged with the SEC on March 21, 2005 file number 001-14676

Exhibit D

D-1 Tax Allocation Agreement filed on Form SE

D-2 Summary of Indebtedness and Tax Worksheets (to be filed by amendment upon finalization of PHI federal income tax returns)

Exhibit E

Filed on form SE.

Exhibit F

Financial Statements – See also Form 10-K and Form 20-F – SEC File No. 001-14676 (filed May 27, 2005 and June 29, 2005)

Exhibit G

An organization chart as at March 31, 2005

Exhibit H

Financials for EWGs as at March 31, 2005 filed under confidential treatment.

Separate financials for FUCOs to be filed by amendment on Form SE

See also Form 20F – SEC File No. 001-14676 dated June 29, 2005.

SIGNATURE

Each undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

ScottishPower plc

By	/s/ Keith Cochrane
Keith Cochrane
Group Director of Finance

Attest:

/s/ Donald McPherson
Donald McPherson
Assistant Secretary

Verification

The undersigned, being duly sworn, deposes and says that he has duly executed the attached annual report dated July 29, 2005, for and on behalf of ScottishPower; that he is the Group Director of Finance of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Keith Cochrane
Keith Cochrane

Subscribed and sworn to before me

this 29th day of July, 2005

My commission expires:

Attachment 1

PacifiCorp Holdings, Inc. and Subsidiary Companies

— Officers and Directors as of

March 31, 2005

Entity	Principal Address	Directors	Officers
PacifiCorp Holdings, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Andrew P. Haller Ian M. Russell David T. Nish James R. Stanley Robert A. Klein

Ian M. Russell (President)

David T. Nish (Chief Financial Officer)

James R. Stanley (General Counsel)

Andrew P. Haller (Assistant General Counsel)

James R. Stanley (Senior Vice President)

Andrew P. Haller (Senior Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Pacific Klamath Energy, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Andrew P. Haller Terry F. Hudgens

Terry F. Hudgens (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

1

PacifiCorp	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Judith A. Johansen Andrew N. MacRitchie Michael J. Pittman A. Richard Walje Matthew R. Wright Barry G. Cunningham Ian M. Russell Nolan E. Karras Richard D. Peach Andrew P. Haller

Judith A. Johansen (President)

Judith A. Johansen (Chief Executive Officer)

Richard D. Peach (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew N. MacRitchie (Executive Vice President)

Matthew R. Wright (Executive Vice President)

Michael J. Pittman (Senior Vice President)

A. Richard Walje (Senior Vice President)

Barry G. Cunningham (Senior Vice President)

Robert A. Klein (Senior Vice President)

Donald N. Furman (Senior Vice President)

Andrew P. Haller (Senior Vice President)

Donald (Doug) D. Larson (Vice President)

Ernest E. Wessman (Vice President)

Stan K. Watters (Senior Vice President)

Andrew P. Haller (Secretary)

Jeffery B. Erb (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Michael G. Jenkins (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Centralia Mining Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King

Dee W. Jense (President)

Robert P. King (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Energy West Mining Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King

Dee W. Jense (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Robert P. King (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

2

Glenrock Coal Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King

Dee W. Jense (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Robert P. King (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Interwest Mining Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King

Dee W. Jense (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Robert P. King (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Pacific Minerals, Inc.	201 South Main Suite 2100 Salt Lake City, Utah 84111	Dee W. Jense Robert P. King	Dee W. Jense (President) Robert P. King (Vice President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Bridger Coal Company	201 South Main Suite 2100 Salt Lake City, Utah 84111	No Directors	No Officers

PacifiCorp Environmental Remediation Company	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Ernest E. Wessman Susan Plato (name change) Ron L. Lowder Michael Brooks Erin Leritc (CH2MHill)	Susan Plato (President) Charles P. Allen (Vice President) Andrew P. Haller (Secretary) Bruce N. Williams (Treasurer)

PacifiCorp Future Generations, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Kevin Lynch

Kevin Lynch (President)

Andrew P. Haller (Secretary)

Jeremy D. Weinstein (Assistant Secretary)

William R. Edmonds (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

3

Canopy Botanicals, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Arden D. Ahnell Dale E. Heydlauff Jeremy D. Weinstein Mark Meader	Arden D. Ahnell (President) Dale E. Heydlauff (Executive Vice President) Mark Meader (General Manager) Jeremy D. Weinstein (Secretary)

Canopy Botanicals, SRL	La Paz La Paz, La Paz xxxxx	No Directors	No Officers

PacifiCorp Investment Management Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Secretary)

William R. Edmonds (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Trapper Mining Inc	PO Box 187 Craig, Colorado 81626	No Directors	No Officers

Scottish Power Finance (US) Inc	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Richard D. Peach Andrew P. Haller

Richard D. Peach (Chief Financial Officer)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Adrian Coats (Treasurer)

Bruce N. Williams (Assistant Treasurer)

Tanya S. Sacks (Assistant Treasurer)

PacifiCorp Group Holdings Company	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Andrew P. Haller Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

New Energy Holdings I, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	No Directors	Bruce N. Williams (President) George C. Schreck (Vice President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

4

EnergyWorks Holdings I	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Bruce N. Williams (Chief Executive Officer)

Andrew P. Haller (Secretary)

George C. Schreck (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

New IndiaPower Company One	New Delhi, India New Delhi, India 49	George C. Schreck Robert W. Dove Michael C. Bailey Suzanne H. Gujadhur Shariff G. Hossen

Patricia N. Chiu (Controller)

Robert W. Dove (Vice President)

Peter J. Arnone (Vice President)

Marcia B. Burkey (Vice President)

Craig N. Longfield (Vice President)

George C. Schreck (Vice President)

Mutual Trust Management (Mauritius) (Secretary)

Michael C. Bailey (Assistant Secretary)

Marcia B. Burkey (Treasurer)

Peter J. Arnone (Assistant Treasurer)

New IndiaPower Company Two	New Delhi, India New Delhi, India 49	George C. Schreck Robert W. Dove Michael C. Bailey Suzanne H. Gujadhur Shariff G. Hossen

Patricia N. Chiu (Controller)

Robert W. Dove (Vice President)

Peter J. Arnone (Vice President)

Marcia B. Burkey (Vice President)

Craig N. Longfield (Vice President)

George C. Schreck (Vice President)

Mutual Trust Management (Mauritius) (Secretary)

Michael C. Bailey (Assistant Secretary)

Marcia B. Burkey (Treasurer)

Peter J. Arnone (Assistant Treasurer)

PacifiCorp Trans, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Willaims, President Jon Michael Luce, Vice President Andrew P. Haller, Secretary Larry O. Martin, Assistant Secretary Bruce N. Williams, Treasurer Tanya S. Sacks, Assistant Treasurer

5

PACE Group, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Jeffery B. Erb Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Jeffery B. Erb (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

PacifiCorp Development Company	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Jeffery B. Erb, Assistant Secretary Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

PacifiCorp Energy Ventures, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) George C. Schreck (Vice President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Nth Power Management, LP	818 West Seventh Street Los Angeles, California 90017	No Directors	No Officers

PacifiCorp Financial Services, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Birmingham Syn Fuel I, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Jon Michael Luce (Vice President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

6

Leblon Sales Corporation	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Jeffery B. Erb Bruce N. Williams Jon Michael Luce Diane Vucenich Avril G. Harvey	Bruce N. Williams (President) Jon Michael Luce (Vice President) Larry O. Martin (Secretary) Jeffery B. Erb (Assistant Secretary) Bruce N. Williams (Treasurer)

Pacific Development (Property), Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Pacific Harbor Capital, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Jon Michael Luce (Vice President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

PFI International, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams Jon Michael Luce Sinforoso M. Tolentino	Bruce N. Williams (President) Jon Michael Luce (Vice President) Sinforoso M. Tolentino (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer)

PHC Properties Corporation	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

7

PCC Holdings, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Jon Michael Luce (Vice President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Hillsborough Leasing Services, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams

Bruce N. Williams (President)

Andrew P. Haller (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

PacifiCorp International Group Holdings Company	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Jeffery B. Erb, Assistant Secretary Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

PacifiCorp Hazelwood Pty Ltd.	40 Market Street Melbourne, Victoria 8001	No Directors	No Officers

Hazelwood Australia, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Hazelwood Ventures, Inc.	825 NE Multnomah Suite 2000 Portland, Oregon 97232	Bruce N. Williams	Bruce N. Williams (President) Andrew P. Haller (Secretary) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

Hazelwood Finance LP	40 Market Street Melbourne, Victoria 8001	No Directors	No Officers

8

PPM Energy, Inc.	1129 NW Couch, Suite 700 Portland, Oregon 97209	Andrew P. Haller Ian M. Russell Terry F. Hudgens David T. Nish Henry H. Hewitt

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

I. M. Kerr (Vice President)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Julian Brown (Vice President)

Ralph B. Currey (Vice President)

Peter C. vanAlderwerelt (Vice President)

Matthew Morrow (Vice President)

Donald J. Winslow (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Paul Kaufman (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Atlantic Renewable Energy Corporation	1129 NW Couch, Suite 700 Portland, Oregon 97209	Terry F. Hudgens

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Paul Kaufman (Assistant Secretary

Benjamin W. Lackey (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Bishop Wind Farm LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Same as above

Cassleman Windpower LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Same as above

Chestnut Ridge Windpower LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Same as above

West Virginia Windpower LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Same as above

Atlantic Renewable Projects LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Same as above

9

Flat Rock Windpower II LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Same as above

Flat Rock Windpower LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Same as above

Eastern Desert Power LLC	1129 NW Couch, Suite 700 Portland, OR 97209	No Directors	Same as above

Elk River Windfarm LLC	1129 NW Couch, Suite 700 Portland, OR 97209	No Directors	Same as above

Klondike Wind Power II LLC	1129 NW Couch, Suite 700 Portland, OR 97209	No Directors

Ian M. Russell (Chairman)

Terry. F Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I.M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Klondike Wind Power III LLC	1129 NW Couch, Suite 700 Portland, OR 97209	No Directors	Same as above

Leaning Juniper Wind Power LLC	1129 NW Couch, Suite 700 Portland, OR 97209	No Directors	Same as above

Phoenix Wind Power LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Peter C. vanAlderwerelt (Vice President)

Klamath Energy LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

Andrew P. Haller (Senior Vice President,

General Counsel and Secretary)

Matthew R. Wright (Senior Vice President)

Matthew Morrow (Vice President)

Peter C. vanAlderwerelt (Vice President)

Larry O. Martin (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Klamath Generation LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

Andrew P. Haller (Senior Vice President,

General Counsel and Secretary)

Matthew R. Wright (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

10

Allan E. Query (Vice President) Matthew Morrow (Vice President) Larry O. Martin (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer)

West Valley Leasing Company, LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Terry F. Hudgens (President) Terry F. Hudgens (Chief Executive Officer)

Klondike Wind Power LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Matthew Morrow (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Moraine Wind LLC	1125 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Matthew Morrow (Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Moraine Wind II LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

11

Heartland Wind LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Flying Cloud Power Partners, LLC	650 NE Holladay, Suite 700 Portland, Oregon 97209	No Directors

Ian M. Russell (Chairman)

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (Senior Vice President,

General Counsel and Secretary)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer

Pacific Wind Development LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Mountain View Power Partners III LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

12

Larry O. Martin (Assistant Secretary) Jeffery B. Erb (Assistant Secretary) Bruce N. Williams (Treasurer) Tanya S. Sacks (Assistant Treasurer

Trimont Wind I LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Ian M. Russell (Chairman)

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Paul Kaufman (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Scenic Vista Wind Power, LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Paul Kaufman (Assistant Secretary

Benjamin W. Lackey (Assistant Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer

13

PPM Colorado Wind Ventures, Inc.	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Peter C. vanAlderwerelt (Vice President)

Allan E. Query (Vice President)

Andrew P. Haller (Secretary)

Paul Kaufman (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Colorado Wind Ventures, LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	Cathy Syme (Vice President) Allan E. Query (Vice President) Scott Reinhardt (Vice President, Operations) I. M. Kerr (Vice President, Finance)

Colorado Green Holdings, LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Enstor, Inc.	1129 NW Couch, Suite 700 Portland, Oregon 97209	Andrew P. Haller Terry F. Hudgens Matthew Morrow Peter C. vanAlderwerelt

Terry F. Hudgens (Chairman)

Matthew Morrow (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Donald J. Winslow (Vice President)

Peter C. vanAlderwerelt (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Houston Hub Storage and Transportation LP	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	No officers

Katy Storage & Transportation LP	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	No officers

Waha Storage & Tranportation LP	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	No officers

City Gate LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	No officers

14

Columbia Gas Storage LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	No officers

Delta Gas Storage LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors	No officers

Enstor Louisiana LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Matthew K. Morrow (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer

Brentwood Gas Storage LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Terry F. Hudgens (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Matthew Morrow (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

15

Enstor Operating Company, LLC	1129 NW Couch, Suite 700 Portland, Oregon 97209	No Directors

Matthew Morrow (President)

Terry F. Hudgens (Chief Executive Officer)

I. M. Kerr (Chief Financial Officer)

Andrew P. Haller (General Counsel)

Andrew P. Haller (Senior Vice President)

Ben Moore (Vice President)

Donald J. Winslow (Vice President)

Andrew P. Haller (Secretary)

Larry O. Martin (Assistant Secretary)

Jeffery B. Erb (Assistant Secretary)

Bruce N. Williams (Treasurer)

Tanya S. Sacks (Assistant Treasurer)

Ben Moore (Director of Business Development)

Patrick DeVille (Director of Marketing)

16

ITEM 6 – OFFICERS AND DIRECTORS

Entity	Principal Address	Directors	Officers
Scottish Power plc	1 Atlantic Quay, Glasgow G2 8SP

Vicky Bailey – Non-Executive Director

Euan Baird – Non-Executive Director

Charles A Berry – Executive Director

Donald H Brydon – Non-Executive Director

Philip J Carroll jnr –

Non-Executive Director

Judith A Johansen – Executive Director

Nolan E Karras – Non-Executive Director

Simon J Lowth – Director, Corporate

Strategy & Development

Charles Miller Smith - Chairman

David T Nish – Finance Director

Nicholas C Rose – Non-Executive Director

Ian M Russell – Chief Executive

Nancy Wilgenbusch –

Non-Executive Director

Dominic Fry – Group Director,

Corporate Communications

Terry Hudgens – CEO, PPM

Ronnie E Mercer – Executive VP Operations - PacifiCorp

Andrew R Mitchell – Company Secretary

Mike Pittman – Group Director,

Human Resources

R James Stanley – Group Director, Commercial & Legal

ScotPower Limited	1 Atlantic Quay, Glasgow, G2 8SP	R James Stanley - Director David T Nish - Director	Donald J McPherson – Company Secretary

17

Entity	Principal Address	Directors	Officers
Scottish Power Finance (Jersey) Ltd	22 Grenville Street, St Helier Jersey JE4 8PX	Adrian J M Coats – Director David T Nish - Director	Mourant & Co Secretaries Ltd – Company Secretary

SP Finance	1 Atlantic Quay, Glasgow G2 8SP	Adrian J Coats - Director David T Nish - Director Ian M Russell - Director	Andrew R Mitchell – Company Secretary

SP Finance 2 Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director	Donald J McPherson – Company Secretary

PacifiCorp UK Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director	Donald J McPherson – Company Secretary

ScottishPower Overseas Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director	Donald J McPherson – Company Secretary

PacifiCorp Energy Canada Limited	4300 Bankers Hall West 888 3rd Street SW, Calgary, Alberta T2P 5C5	G. Frederick Erickson - Director Matthew K Morrow - Director	Andrew P Haller – Company Secretary

SP Finance 4 Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director R James Stanley - Director	Donald J McPherson – Company Secretary

SP Finance 5 Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish – Director R James Stanley - Director	Donald J McPherson – Company Secretary

18

Entity	Principal Address	Directors	Officers
ScottishPower Finance V Limited	P O Box 309GT, Ugland House, South Church Street, George Town. Grand Cayman, Cayman Islands	David T Nish - Director R James Stanley - Director

Scottish Power UK Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director Ian M Russell - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

Coldham Windfarm Ltd	1 Atlantic Quay, Glasgow G2 8SP	John Heasley - Director Graham Ramsbottom - Director Susan M Reilly - Director Chris M Stevens - Director	Donald J McPherson – Company Secretary

ScottishPower (DCL) Ltd	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Alan A Bryce - Director John A Campbell - Director David N Morrison - Director	Donald J McPherson – Company Secretary

Damhead Creek Finance Ltd	P O Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman Cayman Islands	R James Stanley - Director

ScottishPower (DCOL) Ltd	1 Atlantic Quay, Glasgow G2 8SP	Charles A Berry - Director Alan A Bryce - Director John A Campbell - Director David N Morrison - Director	Donald J McPherson – Company Secretary

19

Entity	Principal Address	Directors	Officers
ScottishPower Energy Management (Agency) Limited	1 Atlantic Quay, Glasgow, G2 8SP	John A Campbell - Director Susan M Reilly - Director Heather Chalmers White - Director	Donald J McPherson – Company Secretary

ScottishPower Energy Management Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director John A Campbell - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Holford Gas Storage Limited	1 Atlantic Quay, Glasgow G2 8SP	Charles A Berry - Director John A Campbell - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Scottish Power Intermediate Limited	1 Atlantic Quay, Glasgow G2 8SP	Susan M Reilly - Director R James Stanley - Director	Donald J McPherson – Company Secretary

Scottish Power UK plc	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director Ian M Russell - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

Aspen 1 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Caledonian Gas Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald McPherson – Company Secretary

20

Entity	Principal Address	Directors	Officers

ScottishPower Group Money Purchase Pension Scheme Limited	1 Atlantic Quay, Glasgow, G2 8SP	Stephen W Dunn - Director Andrew R Mitchell - Director	Paul Mulhern – Company Secretary

ScottishPower Inc	1 Atlantic Quay, Glasgow, G2 8SP	Ian M Russell - Director

Manweb Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Roboscot (38) Limited	42 St. Andrew Square, Edinburgh EH2 2YE	Christopher Morson - Director R James Stanley - Director Finlay F Williamson - Director	Shirley M MacGillivray – Company Secretary

SaBRe Water Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Scottish Power Trustees Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director J Stewart Wood - Director	Andrew R Mitchell – Company Secretary

Scottish Utility Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Camjar plc	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Spotlight Trading Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

21

Entity	Principal Address	Directors	Officers

Telephone Information Services plc	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Energy Retail Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director D William MacDiarmid - Director David L Wark - Director	Donald J McPherson – Company Secretary

Gemserv Limited	7th Floor Centurion House, 24 Monument Street, London EC3R 6AJ	Paul B P Tonkinson - Director Nigel G Bromley - Director Geoff Huckerby - Director John N Sykes - Director	Anzo G Frances – Company Secretary

Manweb Energy Consultants Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director D William MacDiarmid - Director	Donald J McPherson – Company Secretary

N.E.S.T.MAKERS Limited	1 Atlantic Quay, Glasgow, G2 8SP	John W Clough - Director Jack Harrison Director Raymond Jack - Director Joseph A Johnson - Director Donald W MacDiarmid - Director David L Wark - Director	David G Linton – Company Secretary

ScottishPower Generation Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Alan A Bryce - Director David N Morrison - Director	Donald J McPherson – Company Secretary

Beaufort Energy Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

22

Entity	Principal Address	Directors	Officers

CRE Energy Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Wind Resources Limited	1 Atlantic Quay, Glasgow, G2 8SP	Samuel R Anderson - Director David N Morrison - Director	Sally A Jones – Company Secretary

Carland Cross Limited	1 Atlantic Quay, Glasgow, G2 8SP	Samuel R Anderson – Director Stephen J T Balint – Director Dominic Keating – Director Tariq Masood - Director David N Morrison - Director	Sally A Jones – Company Secretary

Coal Clough Limited	Avonbank, Feeder Road, Bristol BS2 OTB	Samuel R J Anderson – Director Stephen J T Balint – Director Dominic P Keating – Director Tariq Masood – Director David N Morrison - Director

Celtpower Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director Simon Christian - Director John Heasley - Director John A Matthew - Director Minuro Saito - Director Motoyasu Sakamoto - Director	David Rhodes – Company Secretary

Emerald Power Generation Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director David N Morrison - Director	Donald J McPherson – Company Secretary

23

Entity	Principal Address	Directors	Officers

Manweb Generation Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Dylan Hughes - Director Susan M Reilly - Director	Donald J McPherson – Company Secretary

Manweb Generation (Winnington) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Winnington Combined Heat & Power Limited	1 Atlantic Quay, Glasgow, G2 8SP	Stephen G Bentley - Director Donald J McPherson - Director Valerie L Kohler - Director	Donald J McPherson – Company Secretary

Winnington Combined Heat & Power Developments Limited	1 Atlantic Quay, Glasgow, G2 8SP	Stephen G Bentley - Director Donald J McPherson - Director Valerie L Kohler - Director	Donald J McPherson – Company Secretary

Winnington Combined Heat & Power Operations Limited	1 Atlantic Quay, Glasgow, G2 8SP	Stephen G Bentley – Director Donald J McPherson - Director Valerie L Kohler - Director	Donald J McPherson – Company Secretary

Scotash Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles Law - Director Nigel L Cooke - Director Ronald G Hunter - Director	LaFarge Secretaries (UK) Limited – Company Secretary

ScottishPower (SOCL) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director Hugh O Finlay - Director David N Morrison - Director	Charles D MacKendrick – Company Secretary

SMW Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce - Director David N Morrison - Director R James Stanley - Director	Donald J McPherson – Company Secretary

ScottishPower (SCPL) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Alan A Bryce John A Campbell - Director David N Morrison - Director	Charles D MacKendrick – Company Secretary

24

Entity	Principal Address	Directors	Officers

ScottishPower Share Scheme Trustees Ltd	1 Atlantic Quay, Glasgow G2 8SP	Alan A Bryce - Director Sheelagh J Duffield - Director Norman McNeil - Director David Simpson - Director Norman McNeil - Director	Alan W McCulloch – Company Secretary

ScottishPower Sharesave Trustees Ltd	1 Atlantic Quay, Glasgow G 2 8SP	Andrew J Blain - Director Adrian J M Coats - Director Charles S MacDonald - Director Alan W McCulloch - Director Norman McNeil - Director David Simpson - Director	Alan W McCulloch – Company Secretary

Selectusonline Limited	1 Atlantic Quay, Glasgow, G2 8SP

Douglas Bridson - Director

Kieran Brocklebank - Director

Keith Budinger - Director

Phillip E Connor - Director

Ian J McLeod - Director

Padraig McManus - Director

Carol A Morgan - Director

Marie Sinott - Director

UU (C.S.) Limited – Company Secretary

SP Dataserve Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director D William MacDiarmid - Director David L Wark - Director	Donald J McPherson – Company Secretary

25

Entity	Principal Address	Directors	Officers

SP Distribution Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish – Director James Sutherland - Director James F Wilson – Director	Alan McCulloch – Company Secretary

Scottish Electricity Settlements Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Alan A Bryce - Director David Sigsworth - Director	Ian M Manson – Company Secretary

SP Gas Limited	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director David Rutherford - Director Stephen A Wood - Director	Alan McCulloch – Company Secretary

SP Power Systems Limited	1 Atlantic Quay, Glasgow, G2 8SP	David J Hill - Director David T Nish - Director David Rutherford - Director	Alan W McCulloch – Company Secretary

Core Utility Solutions Limited	1 Atlantic Quay, Glasgow, G2 8SP	Neil D Cocker - Director William G McClymont - Director Dr. Eric J Murray - Director Phillip Price - Director Alan R Thompson - Director Stephen A Wood - Director	Alan W McCulloch – Company Secretary

SP Transmission Limited	1 Atlantic Quay, Glasgow, G2 8SP	Robert F MacLaren - Director Ronnie E Mercer - Director James F Wilson - Director	Andrew R Mitchell – Company Secretary

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Entity	Principal Address	Directors	Officers

GBSO Limited	1 Atlantic Quay, Glasgow, G2 8SP	Leslie H Burns - Director Robert F MacLaren - Director William D Wright - Director	Alan W McCulloch – Company Secretary

Teledata (Holdings) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Teledata (Outsourcing) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

The CallCentre Service Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Teledata Scotland Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

The Information Service Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Clubcall Telephone Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry- Director David T Nish - Director	Donald J McPherson – Company Secretary

Clubline Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Telephone International Media Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

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Entity	Principal Address	Directors	Officers
Copperteam Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Telephone International Media Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

TIM Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Investments Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director Ian M Russell - Director	Andrew R Mitchell – Company Secretary

Caledonian Communications Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Dornoch International Insurance Limited	38/39 Fitzwilliam Square, Dublin 2 Ireland	Adrian J Coats – Director Anne Finn – Director Robert Klein – Director Maurice Tempany – Director Eamon Walsh - Director	A & L Goodbody – Company Secretary

Genscot Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director Ian M Russell - Director	Andrew R Mitchell – Company Secretary

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Entity	Principal Address	Directors	Officers

Manweb Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director Ian M Russell - Director	Andrew R Mitchell – Company Secretary

Manweb Contracting Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Manweb Gas Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Manweb Pensions Trustee Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Paul Mulhern – Company Secretary

Mawlaw 526 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

SSEB Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Scotsgrid Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Finance Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Scotspower Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

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Entity	Principal Address	Directors	Officers
ScottishPower Insurance Limited	1 Atlantic Quay, Glasgow, G2 8SP	Claire M Christian - Director Adrian J Coats - Director John D Evans - Director Michael Sheehan – Director Gareth Walker - Director	Management Services Isle of Man Limited – Company Secretary

ScottishPower Leasing Limited	1 Atlantic Quay, Glasgow, G2 8SP	Adrian J Coats – Director Ian M Russell – Director	Donald J McPherson – Director

ScottishPower Securities Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

ScottishPower Telecommunications Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Demon Internet Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Cityscape Global Media Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Cityscape Internet Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Cityscape Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

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Entity	Principal Address	Directors	Officers

Demon Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Dispatch Publishing Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Locomotive Software Group Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Locomotive Software Developments Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Turnpike 1996 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Turnpike Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

The IP Systems Operation Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Lancastrian Holdings Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Megafone (UK) Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

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Entity	Principal Address	Directors	Officers

Psychic Companions Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

SPPT Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

Watermark Games Limited	1 Atlantic Quay, Glasgow, G2 8SP	Charles A Berry - Director David T Nish - Director	Donald J McPherson – Company Secretary

SP Manweb plc	1 Atlantic Quay, Glasgow, G2 8SP	David T Nish - Director James Sutherland - Director James F Wilson - Director	Alan McCulloch – Company Secretary

Manweb Nominees Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Manweb Services Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Donald J McPherson – Company Secretary

Manweb Share Scheme Trustees Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director	Alan W McCulloch – Company Secretary

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Entity	Principal Address	Directors	Officers

St.Clements Services Ltd	4-6 Church Walk, Daventry, Northamptonshire NN11 4BL

Robin D Edmunds - Director

James Anderson - Director

Katherine M Bergin - Director

Peter R Brown - Director

John Gilbert - Director

Harish Mistry - Director

Graham R Ovenden - Director

John M Squire - Director

Robin D Edmunds – Company Secretary

Electralink Ltd	40 Grosvenor Place Victoria London SW1X 7EN	Michael J Boxall - Director Robert I Higson - Director Kevin D Lee - Director John Winkle - Director Anthony Clive Woods - Director Susan E Burrows - Director Gareth D Pearson - Director	Robert I Higson – Company Secretary

ScottishPower NA1 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director Ian M Russell - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

ScottishPower NA2 Limited	1 Atlantic Quay, Glasgow, G2 8SP	Andrew R Mitchell - Director David T Nish - Director Ian M Russell - Director R James Stanley - Director	Andrew R Mitchell – Company Secretary

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Attachment 2

ITEM 11.	EXECUTIVE COMPENSATION

PACIFICORP BOARD OF DIRECTORS REPORT ON EXECUTIVE COMPENSATION

Introduction

The PacifiCorp Board of Directors submits this report on executive compensation, which outlines the compensation provided to PacifiCorp’s executive officers. The Remuneration Committee of the ScottishPower Board of Directors, assisted by its outside advisors, has the responsibility to approve compensation levels and executive compensation plans for the PacifiCorp Chief Executive Officer and the ScottishPower Human Resources Director, who also serves as a PacifiCorp executive officer, and to review compensation for other executive officers and senior management of PacifiCorp. The Remuneration Committee is composed entirely of independent, non-executive directors. With the exception of any compensation requiring review by the Remuneration Committee, the Compensation Committee of the PacifiCorp Board of Directors, consisting of the ScottishPower Chief Executive Officer, the PacifiCorp Chief Executive Officer and the ScottishPower Human Resources Director, has responsibility for approving compensation levels and executive compensation plans for executive officers of PacifiCorp. The Remuneration Committee must approve any stock-based compensation to PacifiCorp executive officers, all of which is in the form of ScottishPower equity. The following describes the components of PacifiCorp’s executive compensation program and the basis upon which recommendations and determinations were made for the year ended March 31, 2005.

Compensation Philosophy

PacifiCorp’s philosophy is that executive compensation, including that of its Chief Executive Officer, should be linked closely to corporate and operational performance, customer service and increases in shareholder value. PacifiCorp’s executive compensation program has the following objectives:

(i)	provide competitive total compensation that enables PacifiCorp to attract and retain key executives;

(ii)	provide variable compensation opportunities that are linked to PacifiCorp, operational area, and individual performance; and

(iii)	establish an appropriate balance between incentives focused on short-term objectives and those encouraging sustained performance improvements and increases in shareholder value.

Qualifying compensation for deductibility under Internal Revenue Code Section 162(m) is one of the factors the PacifiCorp Compensation Committee considers in designing PacifiCorp’s incentive compensation arrangements for executive officers. Internal Revenue Code Section 162(m) limits to $1.0 million the annual deduction by a publicly held corporation of compensation paid to any executive officer, except with respect to certain forms of incentive compensation that qualify for exclusion. Although it is the intent to design and administer compensation programs that maximize deductibility, the Remuneration Committee and the Compensation Committee view the objectives outlined above as more important than compliance with the technical requirements necessary to exclude compensation from the deductibility limit of Internal Revenue Code Section 162(m). Nevertheless, the Remuneration Committee and the Compensation Committee believe that nearly all compensation paid to the executive officers for services rendered in the year ended March 31, 2005, is fully deductible.

Compensation Program Components

During the year ended March 31, 2005, the compensation programs were focused on market-based comparisons on the relevant industry for each executive officer. The electric utility industry was utilized as the exclusive basis for market comparison for positions with a principal focus on electric operations. For positions with a corporate-wide focus, the general industry and electric utility industry were used for market comparison. In all cases, compensation is targeted at market median levels, with an assumption that total compensation greater than market median, in any specific time period, anticipates that PacifiCorp and industry performance exceeds the median performance of peer companies.

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PacifiCorp’s executive compensation programs have three principal elements: base salaries, annual incentive compensation and long-term incentive compensation, as described below.

Base Salaries

Base salaries and target incentive amounts are reviewed for adjustment at least annually based upon competitive pay levels, individual performance and potential, and changes in duties and responsibilities. Base salary and the incentive target are set at a level such that total annual compensation for satisfactory performance would approximate the midpoint of pay levels in the comparison group used to develop competitive data. In the year ended March 31, 2005, the base salary of each executive officer was increased, based on market analysis, to reflect competitive market changes, individual performance and changes in the responsibilities of some officers.

Annual Incentive Compensation

All PacifiCorp executive officers, including those listed in the Summary Compensation Table, participated in PacifiCorp’s Annual Incentive Plan (the “AIP”). Performance goals were based on PacifiCorp performance, operational performance and individual performance, and may include ScottishPower performance based on the level, influence and impact of the officer.

Long-Term Incentive Compensation

Historically, the PacifiCorp Board of Directors annually reviewed and approved grants of restricted stock and stock options under the PSIP until the PSIP was assumed by ScottishPower in connection with its acquisition of PacifiCorp in 1999. On November 29, 2001, the PSIP expired. Restricted stock and stock option awards made under the PSIP on or before April 24, 2001, relate to ScottishPower American Depository Shares or Ordinary Shares (“Ordinary Shares”) and will continue to remain outstanding until such time as they vest, are exercised or expire.

Restricted stock awards under the PSIP are subject to terms, conditions and restrictions consistent with the PSIP and the best interests of the shareholders. In general, restricted stock awards vest over a four-year period from the date of grant, subject to compliance with the stock ownership and other terms of the grant. The restrictions include stock transfer restrictions and forfeiture provisions designed to facilitate the participants’ achievement of specified stock ownership goals. Participants are also required to invest their own personal resources in ScottishPower American Depository Shares or Ordinary Shares in order to meet the vesting requirements associated with these grants.

In April 2004, the Remuneration Committee approved grants of stock options and performance share awards under ScottishPower’s Executive Share Option Plan 2001 (the “ExSOP”) and the Long-Term Incentive Plan (the “LTIP”), respectively, for a select group of executive officers and other senior managers. ExSOP and performance share grants were awarded to PacifiCorp senior managers in May 2004. See below for the LTIP awards. The May 2004 grants were the last stock options awarded under the ExSOP. Stock options granted under the ExSOP on or before May 27, 2004, will continue to remain outstanding until such time as they are exercised or expire.

All stock options awarded to executive officers and senior management of PacifiCorp in the years ended March 31, 2005, 2004 and 2003 are non-statutory, non-discounted options with a three-year vesting requirement and a 10-year term from the date of the grant. The stock options awarded during the year ended March 31, 2003, included two separate grants. The first was a standard grant of options, each of which has a three-year vesting schedule starting on the first anniversary of the grant date, and the second was a onetime enhanced grant of options, each of which vests three years after the grant date based on performance.

In May 2004, the Remuneration Committee approved a new program to replace the ExSOP, called the Deferred Share Program, which is part of the AIP for executive officers and senior management. Eligible employees will receive an increase to their AIP maximum target incentive payment, with the increase paid in ScottishPower American Depository Shares. The Deferred Share Program is effective beginning with the year ended March 31, 2006.

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The LTIP provides for awards of performance shares that link the rewards closely between management and shareholders and focus on long-term corporate performance. The awards will vest only if the Remuneration Committee is satisfied that certain threshold customer service and financial performance measures are achieved. The number of shares that actually vest depends upon ScottishPower’s comparative Total Shareholder Return performance over a three-year performance period. Vested shares are released to participants only after the conclusion of the performance period.

The PacifiCorp Board of Directors report on executive compensation detailed above has been submitted by all the members of the PacifiCorp Board of Directors, as listed below:

•	Ian M. Russell, Chairman

•	Judith A. Johansen

•	Barry G. Cunningham

•	Nolan E. Karras

•	Andrew N. MacRitchie

•	Michael J. Pittman

•	A. Richard Walje

•	Matthew R. Wright

•	Richard D. Peach

•	Andrew P. Haller

Executive Compensation

The following table sets forth information concerning compensation for services in all capacities to PacifiCorp for the years ended March 31, 2005, 2004, and 2003 of the Chief Executive Officer of PacifiCorp and the next four other most highly compensated executive officers of PacifiCorp who were serving as executive officers at the end of the last completed fiscal year.

Summary Compensation Table

	Year			All Other Compensation (d)	Long-Term Compensation
		Annual Compensation (a)			Restricted Stock Awards (e)		Securities Underlying Options	LTIP Payout (f)		ScottishPower Performance Shares (g)
Name and Principal Position		Salary	Bonus (c)
Judith A. Johansen President and Chief Executive Officer	2005 2004 2003	$743,750 589,394 492,444	$437,500 337,500 149,767	$23,311 22,883 21,170	$	— — —	52,228 61,475 61,825	$	— — —	19,916 12,458 9,199
Michael J. Pittman Senior Vice President	2005 2004 2003	323,750 313,125 300,000	189,000 187,500 47,057	20,329 20,097 18,860		— — —	33,948 38,729 50,954		— — —	6,904 7,849 7,581
Andrew P. Haller Senior Vice President, General Counsel and Corporate Secretary	2005 2004 2003	334,480 327,996 310,930	167,137 190,109 132,020	20,515 20,165 21,037		— — —	11,667 13,530 19,165		— — 23,069	4,746 5,484 5,069
A. Richard Walje Executive Vice President	2005 2004 2003	317,307 299,544 277,604	158,108 127,557 95,550	20,270 83,173 19,278		— — —	16,613 17,751 24,840		— — —	6,757 7,195 6,570
Matthew R. Wright (b) Executive Vice President	2005 2004 2003	292,481 253,612 249,997	141,945 127,527 56,048	151,425 62,766 67,456		— — —	15,331 10,502 11,704		— — —	6,236 6,301 4,681

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(a)	May include amounts deferred pursuant to the Compensation Reduction Plan, under which key executives and directors may defer receipt of cash compensation until retirement or a preset future date. Amounts deferred are invested in ScottishPower American Depository Shares or a cash account on which interest is paid at a rate equal to the Moody’s Intermediate Corporate Bond Yield for AA-rated Public Utility Bonds.

(b)	Salary includes foreign housing benefits paid to Mr. Wright. These amounts were $39,380 for the year ended March 31, 2004, and $53,961 for the year ended March 31, 2003.

(c)	Amounts in this column for the year ended March 31, 2003, include a promotion bonus in the amount of $41,556 for Ms. Johansen.

(d)	Amounts shown for the year ended March 31, 2005, include:

(i)	Company contributions to the PacifiCorp Employee Savings and Stock Ownership Plan (the “Savings Plan”) of $12,073 for Ms. Johansen, $10,354 for Mr. Pittman, $10,508 for Mr. Haller, $10,315 for Mr. Walje and $12,197 for Mr. Wright.

(ii)	Portions of premiums on term life insurance policies that PacifiCorp paid in the amounts of $2,238 for Ms. Johansen, $975 for Mr. Pittman, $1,007 for Mr. Haller, $955 for Mr. Walje and $880 for Mr. Wright. These benefits are available to all employees.

(iii)	Annual vehicle allowances paid to Ms. Johansen and Messrs. Pittman, Haller, Walje and Wright in the amounts of $9,000 each. The amount of annual vehicle allowance for Mr. Wright was $10,350 for the year ended March 31, 2004, and $10,800 for the year ended March 31, 2003.

(iv)	Relocation benefits paid to Mr. Walje of $62,849 for the year ended March 31, 2004.

(v)	Additional international assignment payments to Mr. Wright of $27,739 for the year ended March 31, 2005, $45,299 for the year ended March 31, 2004, and $56,656 for the year ended March 31, 2003, for cost of living and foreign service premium. Also includes international assignee localization payments to Mr. Wright of $101,609 for the year ended March 31, 2005.

(e)	On March 31, 2005, the aggregate value of all restricted stock holdings, based on the market value of ScottishPower American Depository Shares at March 31, 2005, without giving effect to the diminution of value attributed to the restrictions on such stock, was $38,220 for Ms. Johansen, $14,352 for Mr. Pittman, $30,420 for Mr. Haller and $14,352 for Mr. Walje. The aggregate number of restricted share holdings was 1,225 for Ms. Johansen, 460 for Mr. Pittman, 975 for Mr. Haller and 460 for Mr. Walje. Regular quarterly dividends are paid on the restricted stock. Participants may defer receipt of restricted stock awards to their stock accounts under the Compensation Reduction Plan.

(f)	Represents the dollar value of restricted stock shares awarded under the PSIP prior to PacifiCorp’s acquisition by ScottishPower that vested and were distributed to the named officer in the form of ScottishPower American Depository Shares.

(g)	Represents the number of ScottishPower American Depository Shares contingently granted in 2005, 2004 and 2003 that can be earned under the terms of the LTIP.

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Option Grants in Last Fiscal Year

The following table sets forth information regarding options to purchase ScottishPower American Depository Shares granted during the year ended March 31, 2005, to each named executive officer under the ExSOP. All options become exercisable for one-third of the shares covered by the option on each of the first three anniversaries of the grant date.

	Individual Grants
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
Judith A. Johansen	52,228	6.84%	$28.72	5/26/2014	$943,334	$2,390,595
Michael J. Pittman	33,948	4.44	28.72	5/26/2014	613,164	1,553,877
Andrew P. Haller	11,667	1.53	28.72	5/26/2014	210,728	534,025
A. Richard Walje	16,613	2.17	28.72	5/26/2014	300,062	760,415
Matthew R. Wright	15,331	2.01	28.72	5/26/2014	276,906	701,735

Aggregated Option Exercises at March 31, 2005, and Year-End Option Values

The following table sets forth information regarding the aggregate options exercised during the past fiscal year and the option values at the end of the fiscal year ended March 31, 2005, for each of the named executive officers. All options are for ScottishPower American Depository Shares and include options granted under the PSIP and the ExSOP.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at March 31, 2005		Value of Unexercised In-the-Money Options at March 31, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Judith A. Johansen	152,603	$711,077	—	124,125	$—	$644,701
Michael J. Pittman	65,385	286,932	158,088	85,245	8	454,666
Andrew P Haller	27,703	95,713	—	31,334	—	171,720
A. Richard Walje	44,957	207,618	126,069	42,247	—	227,241
Matthew R. Wright (a)	—	—	3,329	37,536	—	65,636

(a)	Certain of Mr. Wright’s options are for ScottishPower Ordinary Shares, but are presented as American Depository Shares.

Long-Term Incentive Plan Awards in the Last Fiscal Year

The following table sets forth information regarding awards made in the year ended March 31, 2005, to each named executive officer under the LTIP. Each LTIP award entitles the executive officer to acquire, at no cost, the number of ScottishPower American Depository Shares listed in the table, less any withholding for applicable taxes. An award will only vest if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the ScottishPower group and improvements in customer service standards are achieved over a period of three years commencing with the fiscal year preceding the date an award is made. The number of shares that vest depend upon ScottishPower’s comparative Total Shareholder Return performance over the three-year performance period. Total Shareholder Return performance is measured against a peer group of major international energy companies. No shares vest unless ScottishPower’s Total Shareholder Return performance is at

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least equal to the median performance of the peer group, at which point 40% of the initial award vests. If ScottishPower’s performance is equal to or exceeds the top quartile, 100% of the shares vest. The number of shares that vest for performance between these two points is determined on a straightline basis. Participants may acquire the vested shares at any time after the third anniversary of grant.

	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
Name			Exercise or Threshold Shares	Target Shares (a)	Maximum Shares
Judith A. Johansen	19,916	3 years	—	7,966	19,916
Michael J. Pittman	6,904	3 years	—	2,762	6,904
Andrew P. Haller	4,746	3 years	—	1,898	4,746
A. Richard Walje	6,757	3 years	—	2,703	6,757
Matthew R. Wright	6,236	3 years	—	2,494	6,236

(a)	Amount to vest if threshold measures and median Total Shareholder Return performance are achieved.

Employment Agreements

On September 29, 2003, Ms. Johansen and PacifiCorp executed an employment agreement providing for a base salary of $700,000 and a maximum annual incentive award of 75.0% of base salary. Under the agreement, she is eligible for participation in the LTIP, the ExSOP and the Retirement Plan referred to below, in addition to other benefit plans available for senior-level executives of PacifiCorp. The employment agreement continues until March 31, 2021, unless terminated by either party. Ms. Johansen or PacifiCorp may terminate the employment agreement at any time for any reason. However, if Ms. Johansen resigns from PacifiCorp due to a material alteration in compensation or assignment or following a company-initiated relocation, or if PacifiCorp terminates Ms. Johansen without cause, then Ms. Johansen will be entitled to one year’s base salary, car allowance and bonus (as modified pursuant to the terms of the employment agreement). Additionally, Ms. Johansen agreed to standard confidentiality, non-competition and non-solicitation terms.

On December 9, 2004, Mr. Pittman and PacifiCorp executed an employment agreement providing for a base salary of $325,000 and a maximum annual incentive award of 100.0% of base salary (unless otherwise modified by the Remuneration Committee). Under the agreement, he is eligible for participation in the LTIP, the ExSOP and the Retirement Plan, in addition to other benefit plans available for senior level executives of PacifiCorp. The employment agreement continues until Mr. Pittman reaches the age of 65, unless terminated by either party. Mr. Pittman or PacifiCorp may terminate the employment agreement at any time for any reason. However, if Mr. Pittman resigns from PacifiCorp due to a material alteration in compensation or assignment or following a company-initiated relocation, or if PacifiCorp terminates Mr. Pittman without cause, then Mr. Pittman will be entitled to one year’s base salary, car allowance and bonus (as modified pursuant to the terms of the employment agreement). Additionally, Mr. Pittman agreed to standard confidentiality, non-competition and non-solicitation terms.

Severance Arrangements

PacifiCorp’s Executive Severance Plan provides severance benefits to certain executive-level employees who are designated by the PacifiCorp Board of Directors, including the executive officers named in the Summary Compensation Table (other than Ms. Johansen).

Severance benefits are payable by PacifiCorp for voluntary terminations as a result of a certain material alterations in position or compensation that have a detrimental impact on the executive’s employment or involuntary terminations (including a PacifiCorp-initiated resignation) for reasons other than cause. Severance payments generally equal one or two times the executive’s annual cash compensation, three months of health insurance benefits and outplacement services.

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The Executive Severance Plan also provides enhanced severance benefits in the event of certain terminations during the 24-month period following a qualifying change-in-control transaction. Executives designated by the PacifiCorp Board of Directors are eligible for change-in-control benefits resulting from either a PacifiCorp-initiated termination without cause or a resignation generally within two months after certain material alterations in position or compensation. If qualified for the enhanced severance benefits, an executive would receive severance pay in an amount equal to either two, two and one-half or three times the annual cash compensation of the executive, depending on the level set by the PacifiCorp Board of Directors. PacifiCorp is required to make an additional payment to compensate the executive for the effect of any excise tax. The executive would also receive continuation of subsidized health insurance from six to 24 months, depending on length of service, and outplacement services.

Retirement Plans

PacifiCorp has adopted non-contributory defined benefit retirement plans for its employees, other than employees subject to collective bargaining agreements that do not provide for coverage. Certain executive officers, including the executive officers named in the Summary Compensation Table, are also eligible to participate in PacifiCorp’s non-qualified Supplemental Executive Retirement Plan (the “SERP”). The following description assumes participation in both the Retirement Plan and the SERP. Participants receive benefits at retirement payable for life based on length of service with PacifiCorp and average pay in the 60 consecutive months of highest pay out of the last 120 months, and pay for this purpose would include salary and AIP payments reflected in the Summary Compensation Table above. Benefits are based on 50.0% of final average pay plus 1.0% of final average pay for each year that PacifiCorp meets certain performance goals set for each fiscal year by the PacifiCorp Board of Directors. The maximum benefit is 65.0% of final average pay. Participants may also elect actuarially equivalent alternative forms of benefits. Retirement benefits are reduced to reflect social security benefits as well as certain prior employer retirement benefits. Participants are entitled to receive full benefits upon retirement after age 60 with at least 15 years of service. Participants are also entitled to receive reduced benefits upon early retirement after age 55 or after age 50 with at least 15 years of service and five years of participation in the SERP.

The following table shows the estimated annual retirement benefit payable upon retirement at age 60 as of March 31, 2005. Amounts in the table reflect payments from the Retirement Plan and the SERP combined, prior to any offset of projected social security benefits and benefits paid from any prior employer plan.

Estimated Annual Pension at Retirement (a)

	Years of Service (b)
Final Average Pay at Retirement Date	5	15	25	30
$200,000	$43,333	$130,000	$130,000	$130,000
400,000	86,667	260,000	260,000	260,000
600,000	130,000	390,000	390,000	390,000
800,000	173,333	520,000	520,000	520,000
1,000,000	216,667	650,000	650,000	650,000

(a)	The benefits shown in this table assume that the individual will remain in the employ of PacifiCorp until retirement at age 60, that the Retirement Plan and the SERP will continue in their present form and that PacifiCorp achieves its performance goals under the SERP in all years.

(b)	The number of credited years of service used to compute aggregate benefits under the Retirement Plan and the SERP are four for Ms. Johansen, four for Mr. Haller, 25 for Mr. Pittman, 19 for Mr. Walje and 17 for Mr. Wright.

7

Retention Agreements

To retain executives who would otherwise have had the right to resign for any reason between 12 and 14 months following the merger with ScottishPower and qualify for the enhanced change-in-control supplemental retirement benefits, PacifiCorp entered into retention agreements with qualifying executives (Messrs. Pittman and Walje). Those retention agreements provided for the same enhanced supplemental retirement benefits if the qualifying executives satisfied the retention criteria. Qualifying executives were required to waive their rights to unilaterally resign and receive the enhanced supplemental retirement benefits, but they are now eligible to receive these same enhancements since they have continued employment through the established retention date of December 1, 2002.

These retention agreements also required qualifying executives to waive any rights to executive severance benefits, which they may have otherwise claimed due to material alterations in their positions as of the date of the retention agreement. Unless there was a subsequent “involuntarily termination” or “material alteration” in position as defined in the Severance Plan, this waiver of severance benefits applied to these executives through November 28, 2004. The executives’ waiver of severance benefits was in exchange for the enhanced supplemental retirement benefits described above, retention bonuses determined individually in PacifiCorp’s discretion for each executive and special stock option awards that vested over a three-year retention period at 25.0% for each of the first two years and 50.0% in the third year.

As noted above, the retention agreements for Messrs. Pittman and Walje expired on November 28, 2004. The executives have satisfied the requirements of, and have received the remuneration and benefits payable under, those agreements.

8

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

All common shares of PacifiCorp are indirectly owned by Scottish Power plc, 1 Atlantic Quay, Glasgow, G2 8SP, Scotland. PacifiCorp has no compensation plans under which equity securities of PacifiCorp are authorized to be issued.

The following table sets forth certain information as of March 31, 2005, regarding the beneficial ownership of Ordinary Shares by (1) each of the executive officers named in the Summary Compensation Table under Item 11. Executive Compensation above, (2) each director of PacifiCorp as detailed under “Item 10. Directors and Executive Officers of the Registrant,” and (3) all executive officers and directors of PacifiCorp as a group. As of March 31, 2005, each of the directors and executive officers identified above and all directors and executive officers of PacifiCorp as a group owned less than 1% of the outstanding Ordinary Shares.

	Amount and Nature of Beneficial Ownership
Beneficial Owner	Direct and Indirect (a)	Options (b)	Total
Ian M. Russell	133,570	498,678	632,248
Judith A. Johansen	103,332	480,868	584,200
Michael J. Pittman	115,238	984,704	1,099,942
Andrew P. Haller	64,887	128,296	193,183
A. Richard Walje	102,719	673,120	775,839
Barry G. Cunningham	45,020	472,036	517,056
Nolan E. Karras	42,446	—	42,446
Andrew N. MacRitchie	14,949	99,468	114,417
Richard D. Peach	14,582	75,237	89,819
Matthew R. Wright	7,445	80,574	88,019
All executive officers and directors as a group (14 persons)	748,656	4,444,765	5,193,421

(a)	Includes beneficial ownership of (i) shares held by family members even though beneficial ownership of such shares may be disclaimed and (ii) shares held for the account of such persons pursuant to PacifiCorp’s Compensation Reduction Plan and the Savings Plan.

(b)	Includes Ordinary Shares that each person has the right to acquire through options that become exercisable within 60 days after March 31, 2005. Options granted in ScottishPower American Depository Shares under the PSIP and ExSOP have been converted into options in Ordinary Shares. One American Depository Share equates to four Ordinary Shares.

9

Remuneration Report of the Directors
1 ➢ Consideration of Remuneration
Matters by the Directors
2 ➢ Statement of Remuneration Policy
3 ➢ Elements of the Remuneration
Package 2004/05

1    Consideration of Remuneration Matters by the Directors

The ScottishPower Board is responsible for determining the remuneration policy for the ScottishPower group. The Remuneration Committee, with delegated authority from the Board, determines the detail of remuneration arrangements for the Executive Team, including the executive directors, and reviews proposals in respect of other senior executives. The relationship between the Board and the Committee is based on formal Terms of Reference, which are available on the company’s website, and are regularly reviewed to ensure that they reflect best practice.

The Remuneration Committee consists solely of independent non-executive directors. Its members are Nolan Karras (Chairman), Euan Baird, Donald Brydon, Philip Carroll, Nick Rose and Nancy Wilgenbusch (the latter two directors were both appointed to the Committee on 1 June 2004). Sir Peter Gregson was Chairman of the Committee, and Mair Barnes was a member, until their retirement from the Board at the AGM on 23 July 2004. These members have no personal financial interest, other than as shareholders, in the matters considered by the Committee. Details of the payments made to all non-executive directors are set out in Table 48 (page 101).

The Chairman of the company, Charles Miller Smith, and the Chief Executive, Ian Russell, are invited to attend meetings and may provide guidance on the impact of remuneration policy and advise, as appropriate, on the performance of senior executives. They are not present during any discussion of their own remuneration. The Terms of Reference contain conflict of interest provisions to ensure that no directors are involved in any decision relating to their own remuneration.

The Committee is able to draw on advice from independent remuneration consultants and internal expertise. Towers, Perrin, Forster & Crosby, Inc., (“Towers Perrin”) act as remuneration consultant and independent advisor to the Committee. Towers Perrin’s appointment by the Committee followed a competitive tendering exercise. Towers Perrin also provides remuneration and other human resources consultancy services directly to some ScottishPower companies within parameters established by the Committee. The Terms of Reference of the independent remuneration advisors are available on the company’s website. Company executives whom the Committee may consult include the Group Company Secretary, (who acts as Secretary to the Committee), the Group Director, Human Resources, the Director Group Talent Management and Reward, and the Head of Group Reward. The Terms of Reference of the Remuneration Committee empower it to avail itself of external legal and professional advice at the expense of the company.

The Committee met on two occasions during the year ended 31 March 2005.

During the year, the Board accepted all of the recommendations from the Committee without significant amendment.

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Remuneration Report of the Directors

2    Statement of Remuneration Policy

Philosophy and Policy

ScottishPower seeks to ensure that remuneration and incentive schemes are in line with best practice, provide a strong link to individual and company performance and promote a community of interest between employees and shareholders.

Rewards for executives and directors are designed to attract and retain individuals of high quality, who have the requisite skills and are incentivised to achieve levels of performance which exceed that of competitor companies. As such, remuneration packages must be market-competitive and capable of rewarding exceptional performance. All senior management remuneration packages are set according to a mid-market position, with packages above the mid-market level provided only where supported by demonstrably superior personal performance. Remuneration packages are developed to reflect the prevailing market practice in each business environment.

Annual bonus arrangements have been structured so that stretching targets are based on corporate, business unit and individual performance.

The company operates a Personal Shareholding Policy (“PSP”), requiring executives and key senior managers to build-up and retain a shareholding in the company in proportion to their annual salaries. These proportions are three times base salary for the Chief Executive and two times base salary for other executive directors. The Committee expects PSP participants to have accumulated their respective shareholding targets within eight years of the introduction of the Policy, that is by the end of May 2008, or eight years after the first award under any discretionary share plan for external appointees to the Board. The Committee reviews this policy regularly to ensure that it is in line with evolving best practice and in the interests of shareholders.

In setting remuneration levels, the Committee commissions an independent evaluation of the roles of the Executive Team. The Committee takes independent advice from Towers Perrin on market-level remuneration, based on comparisons with other companies of similar size and complexity, including the major utility companies, with which the company competes for executive talent.

The Committee recognises the importance of linking rewards to business and personal performance and believes that the arrangements detailed below provide an appropriate focus on performance and balance between short- and long-term incentives. The annual bonus plan and long-term incentive arrangements are expected to provide 51% of total reward for the achievement of stretching target objectives. Higher proportions of performance-based reward are available for the delivery of exceptional personal and business performance resulting in enhanced shareholder value.

The Committee constantly monitors market practice in order to remain competitive, to ensure that reward policy supports company strategy and to reflect good corporate governance practice. The Long Term Incentive Plan will expire at the 2006 AGM having reached the end of its ten-year lifespan. The Committee will, therefore, design an appropriate new long-term incentive plan for shareholder approval at the 2006 AGM. Prior to this the Committee will consult with major shareholders. At this time, no other substantial changes to the company’s policies with regard to directors’ remuneration are envisaged over the next year and in subsequent years. However, the Committee may develop policy and, should it determine any changes to be appropriate, will report such changes to shareholders through established channels of consultation and reporting.

3    Elements of the Remuneration Package 2004/05

Base Salaries

The Committee sets base salaries for the Executive Team by reference to individual performance through a formal appraisal system applied to all management employees, and to external market data, reflecting similar roles in comparable companies. Account is also taken of salary increases and employment conditions across the company.

Annual Performance-Related Bonus

Executive directors and senior management participate in the company’s performance-related annual incentive plans. Any payments to UK executives under the plans are non-pensionable and are determined by the Committee following assessment against stretching pre-determined targets. In line with US market practice, a proportion of bonus paid to US senior executives, including Judi Johansen the CEO of PacifiCorp, is pensionable.

The maximum annual incentive payment available to executive directors is 100% of base salary. 75% of any award is paid immediately in cash and 25% is deferred into company shares that are released to the individual after 3 years.

The 2004/05 annual incentive plan for the Chief Executive was based 45% on the achievement of key company financial targets, including Earnings per Share (“EPS”), interest cover, cash flow and return on capital. A further 45% was based on the achievement of key strategic objectives (including appropriate pre-determined targets in relation to customer service and health and safety, amongst others) and 10% was based on cultural and leadership behaviours.

For the other four executive directors, 25% of bonus was based on the achievement of key company financial targets, 25% was based on the achievement of key strategic objectives, 40% on the achievement of the appropriate function/division balanced scorecard targets (with financial metrics and performance targets relating to the function/division, including, where appropriate, customer service and health and safety metrics) and 10% was based on cultural and leadership behaviours.

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Objectives are set annually by the Committee and performance against these is reviewed by the Committee at the half year and year end. In determining annual incentive payments for 2004/05, the Remuneration Committee gave detailed consideration to outturn against target in relation to company, divisional/functional and personal performance.

Payments made to executive directors were within the range of 53% to 96% of the maximum available opportunity.

Executive Share Plans

The company currently operates a performance share plan, known as the Long Term Incentive Plan (“LTIP”) for executive directors and other senior managers. In May 2004, the company made the final award under the Executive Share Option Plan 2001 (“ExSOP”).

Under the LTIP, awards to acquire shares in ScottishPower at nil or nominal cost are made to the participants up to a maximum value, at the time of grant, equal to 75% of base salary. The award will vest only if the Committee is satisfied that there has been sustained underlying performance of the company and, to this end, certain gateway performance targets are measured and the Committee reviews performance against these measures when determining if awards vest. The measures relate to the key financial performance indicators of the company and customer service standards. These measures provide a mechanism to safeguard stakeholder interests and provide an overview of the financial and operational success of the business.

The number of shares which actually vest is dependent upon the company’s comparative Total Shareholder Return (“TSR”) performance, over a three-year performance period. TSR measures ScottishPower’s comparative performance against key competitors and only provides rewards if ScottishPower is at least equal to the median performance of appropriate comparators. The Committee chose TSR as the performance measure for the LTIP as it believes that it provides a clear link to the creation of shareholder value.

LTIP awards were granted to 54 directors and senior executives during the year (Award 9). TSR performance is measured against an international comparator group of 37 major energy companies, as identified below.

AES Corp; American Electric Power Inc; Calpine Corp; Centrepoint Energy Inc; Centrica; Chubu Electric Power Co Inc; CLP Holdings Limited; Constellation Energy Group Inc; Dominion Resources Inc; Duke Energy Corp; Dynegy Inc; Edison International; El Paso Corp; Electrabel SA; Electricidade de Portugal SA; Endesa SA; Ente Nazionale per l’Energia Elettrica SpA (Enel); Entergy Corp; Exelon; FirstEnergy Corp; FPL Group Inc; Gas Natural SDG SA; Iberdrola SA; Kansai Electric Power Co Inc; National Grid Transco plc; PPL Corp; Progress Energy Inc; Public Service Enterprise Group Inc; RWE AG; Scottish and Southern Energy plc; Southern Company Inc; Tenaga Nasional Bhd; Tokyo Electric Power Co Inc; TXU Corp; Union Fenosa; Williams Companies Inc; and Xcel Energy Inc.

No shares vest unless the company’s TSR performance is at least equal to the median performance of the comparator group, at which point 40% of the initial award vests. 100% of the shares vest if the company’s performance is equal to or exceeds the top quartile. The number of shares that vest for performance between these two points is determined on a straight-line basis.

For LTIP Award 6, which had the potential to vest during the year, TSR performance was measured against a similar composition of international energy companies over the three-year period to 31 March 2004. After careful consideration, the Committee determined that the gateway measures relating to the financial and customer service performance of the company had been achieved. As the company was ranked at the median TSR performance level against the comparator group, 40% of the initial award vested. This meant that at the maximum level of participation whereby awards were made over shares with an initial value of 75% of base salary at May 2001, an award equal to 30% of base salary at May 2001, became available for exercise by participants in May 2004.

The Committee has approved the operation of the LTIP for 2005/06 and will continue to focus on performance and potential in determining LTIP participation. As an additional incentive and retention tool, the Committee will include selected key high potential/high performance individuals in the LTIP as identified by the talent management process (if not already at a level that qualifies for participation). The Committee has also agreed that participants who would normally receive an LTIP award as a result of their level in the company will only do so if they achieve a certain pre-determined level of performance as determined by the company’s performance management system. No significant changes to the operation of the LTIP have been implemented for 2005/06 and this will be the final grant under this plan as it will reach the end of its 10-year lifespan.

ExSOP awards were granted at market value to 300 senior executives including the Executive Directors in May 2004. Executive directors in post at May 2004 received an award of options with a value equivalent to 200% of base salary. Options granted to UK executives under the ExSOP are subject to the performance criterion that the average annual percentage increase in the company’s EPS be at least 3% (adjusted for any increase in the Retail Price Index). The Committee believes that EPS is an appropriate measure for the purposes of testing the ExSOP because it is based on the underlying financial performance of the company. This criterion is assessed at the end of the third financial year, the first year being the financial year starting immediately before the date of grant. If not satisfied on the third anniversary, the criterion may be retested, from the same base, on the fourth and fifth anniversaries of grant. Unvested options lapse at the fifth anniversary. The Company will make no further awards under the ExSOP.

Performance Graph

The Directors’ Remuneration Report Regulations require that a graph be presented showing the company’s TSR performance against the TSR performance of a broad equity market index over a five-year period. The FTSE 100 has been chosen because

12

Remuneration Report of the Directors

it is the principal index in which the company’s shares are quoted. The graph below presents the comparative TSR performance of the company during the period 1 April 2000 – 31 March 2005. The graph shows that ScottishPower has outperformed the index over this period.

This graph looks at the value (net of withholding tax), at 31 March 2005, of £100 invested in ScottishPower on 31 March 2000 compared with that of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

All-Employee Share Plans

To facilitate high levels of share ownership by employees, the company operates three savings-related share ownership plans. These are all-employee Inland Revenue or Internal Revenue Service approved plans and are not subject to performance conditions. Participation is available to executive directors on the same basis as to all other eligible employees.

Sharesave

Employees domiciled in the UK are eligible to participate in the ScottishPower all-employee Sharesave plan. Under this plan, options are granted over ScottishPower shares at a discount of 20% from the prevailing market price at the time of grant to eligible employees who commit to save up to £250 per month over a period of three or five years.

Employee Share Ownership Plan (“ESOP”)

The company operates an ESOP (also known as a Share Incentive Plan) for all UK domiciled employees. The ESOP enables employees to purchase shares in the company from pre-tax income up to the limits specified in the legislation. The value of these shares is at risk as they are not normally released until the legislation allows. The company matches these shares at no cost to the employee on a one-for-one ratio.

Defined Contribution Savings Plan (“401(k)”)

Employees domiciled in the US are eligible to participate in a tax-beneficial savings plan (known as a 401(k) plan) provided for all US employees. The Plan provides for employee contributions up to statutory limits, which are matched by the company at 50% of the employee contribution up to the first 6% of pay (i.e. a 3% match). The company also makes an additional contribution of 2% of eligible pay for all participants. All contributions to the Plan are invested in a range of investment funds, including ScottishPower American Depositary Shares (“ADS”), at the discretion of the participant.

Pension

The UK domiciled executive directors, and other UK senior managers of the company, are provided with pension benefits through the company’s main pension scheme, and through an executive top-up pension plan which provides a maximum pension of two-thirds of final salary on retirement at age 63, reduced where service to age 63 is less than 20 years. Pensionable salary is normally base salary in the 12 months prior to leaving the company although there are prescribed mechanisms for calculating pensionable salary by averaging base salary over a period of up to three out of the last 10 years’ service. The employee contributes 5% of salary to the scheme. Life assurance provision of four times pensionable salary and a widow’s pension of half the executive’s pension on death are provided.

UK domiciled individuals who joined the company on or after 1 June 1989 are subject to the Inland Revenue ‘earnings cap’, introduced by the Finance Act 1989. Entitlement to pension benefits above the cap cannot be provided through the company’s approved pension scheme, and therefore arrangements on an unapproved basis have been made to provide total benefits for executives affected by the legislation as though there was no cap. The total liability calculated on an FRS 17 basis in respect of executives and senior employees arising in relation to unapproved benefits accrued for service for the year to 31 March 2005 was £1,520,900. The Trustee body of the Executive Top Up Plan is chaired by the Company Secretary.

The Committee has considered, at length, the company’s response to the government’s simplification of the pensions taxation regime to take effect on 6 April 2006 (‘A-day’). In determining future executive pensions policy, the Committee ensured that no additional benefit would accrue to executive directors as a result of the taxation reform. The Committee has decided that the unapproved promise will remain the sole vehicle for providing executive pensions above the new Life Time Allowance.

The US domiciled executive director and other US senior managers of the company participate in a qualified defined benefit pension plan and a Supplemental Executive Retirement Plan. The defined benefit plan is a non-contributory retirement plan. Benefits vest after five years of service and are determined

13

by each employee’s years of service with the company, final average pay (the highest 60 consecutive months of eligible pay over the last 120 months of employment) and age at retirement. Pay includes base pay plus annual incentive plan payments up to 10% of annual base pay. The amount of pay considered under the plan is further limited by statute. Benefits under the plan, plus benefits payable from the US Social Security system, at age 65 (normal retirement) are targeted to replace 60%-70% of final average pay after a full career (defined as 30 years) with the company.

As a US domiciled executive director, Judi Johansen participates in the PacifiCorp Supplemental Executive Retirement Plan (“SERP”) which provides additional retirement benefits to a select group of management or highly compensated employees as a means to attract and retain highly effective individuals. Participants receive benefits at retirement based on length of service with the company and average pay in the 60 consecutive months of highest pay out of the last 120 months, and pay for this purpose would include salary and annual incentive plan payments. Benefits are based on 50% of final average pay plus 1% of final average pay for each year that the Company meets certain performance goals set for each fiscal year by the Company. The maximum benefit is 65% of final average pay. Retirement benefits are reduced to reflect Social Security benefits as well as certain prior employer retirement benefits and other retirement benefits from the company’s qualified retirement plan. Participants are entitled to receive full benefits upon retirement after age 60 with at least 15 years of service. Participants are also entitled to receive reduced benefits upon early retirement after age 55 or after age 50 with at least 15 years of service and 5 years of participation in the supplemental plan.

The Committee has reported the pension expense in accordance with the requirements of the UK Listing Authority and Directors’ Remuneration Report Regulations. Pension costs detailed in the Accounts are calculated as the cost of providing benefits accrued in the 2004/05 year, in accordance with appropriate accounting standards.

Benefits

Executive directors are eligible for a range of benefits on which they are assessed for tax. These include the provision of a company car or a cash allowance in lieu of a car, fuel, private medical provision and permanent health insurance. The provision and level of benefits is reviewed regularly to ensure that practice is in line with the market.

The US domiciled executive director participates in post-retirement healthcare plans, subject to the eligibility criteria at termination from the company. Currently, those criteria are termination after age 55 with five or more years of service.

Service Contracts

Ian Russell, Charles Berry and David Nish entered into revised service contracts with the company dated 3 June 2003. On appointment to the Board, Simon Lowth and Judi Johansen entered into new service contracts with the company on 1 September 2003 and 1 October 2003 respectively.

These are rolling contracts terminable by either party on no more than 12 months’ notice. They contain a payment in lieu of notice provision that allows the company to terminate the contract immediately and a liquidated damages provision which provides for a payment to the director if the company terminates the contract unlawfully. The payment in lieu of notice and liquidated damages provisions are calculated by reference to 12 months’ basic salary and contractual benefits (except bonus, pension and share-related incentives as set out below). With the exception of the US director, Judi Johansen, the company has the discretion to pay these amounts in full on termination of employment or, in line with emerging best practice, in instalments. If instalments are paid, an initial payment will be made in respect of six months’ loss only. Further instalments may be paid if the director has not started alternative employment within six months of the termination date. The director will only receive payment in respect of 12 months’ loss should he or she fail to start alternative employment within nine months of termination. If the director starts alternative employment within nine months of termination, the instalments will be reduced by the basic salary received by the director in his alternative employment. In line with US market practice any payments to be paid to the US director on unlawful termination of the contract shall be paid on regular Company pay dates or as otherwise agreed by both parties. If the director commences other employment within six months following termination of employment, severance pay and benefits will not be offset by any salary received from an alternative employer. If other employment commences after six months following termination of employment, any remaining severance pay due will be reduced by any salary or bonus received from alternative employment for the remainder of the severance pay period.

The director’s entitlement under any performance related pay scheme for the period prior to termination will be unaffected as will any entitlement under any executive share scheme. In addition, the company will pay to the director an amount representing a proportion of his or her maximum annual bonus for the notice period based on the company’s performance against its pre-determined financial objectives. This will be paid at the same time as annual bonuses are paid to other employees providing the director has complied with confidentiality obligations and any restrictive covenants and may be reduced if the director obtains alternative employment.

The service contract does not provide for any additional benefits where termination of a director is as a result of a change in control of the company.

If not otherwise terminated, the service contracts terminate automatically at Normal Retirement Age.

The company’s policy is that all new directors will be offered service contracts on the terms outlined above.

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Remuneration Report of the Directors

The Committee’s policy on early termination is to emphasise the duty to mitigate to the fullest extent practicable. Senior managers within the company have notice periods ranging from six months to one year.

The Chairman, Charles Miller Smith, does not have a service contract with the company.

The Remuneration Committee, in light of the expected timetable for obtaining regulatory approvals for PacifiCorp’s sale to MidAmerican, approved a cash retention award for PacifiCorp’s Chief Executive Officer, Judi Johansen, equal to one times base salary, which is contingent on the closing of PacifiCorp’s sale to MidAmerican and also on her continued employment and her satisfactory performance of duties in the period through the sale’s closing. She will receive 80% of the retention award upon the closing of the sale and the remaining 20% of the award 365 days from the date of the closing, provided there have been no breach of warranty claims against ScottishPower or PacifiCorp Holdings, Inc. under the Stock Purchase Agreement with MidAmerican.

External Non-Executive Appointments

The company encourages its Executive Directors to become non-executive directors of other companies, provided that these appointments are not with competing companies, are not likely to lead to any conflicts of interest, and do not require extensive commitments of time which would prejudice their roles within the company. This serves to add to their personal and professional experience and knowledge, to the benefit of the company. Any fees derived from such appointments may be retained by the executives.

In this respect, during 2004/05 Charles Berry received a fee of £1,135 from the Securities Trust of Scotland in his position as non-executive director. No other Executive Director receives remuneration from their respective external non-executive roles.

Remuneration Policy for Non-Executive Directors

The remuneration of non-executive directors is determined by the Chairman and the executive directors of the Board and consists of a base fee of £31,000 p.a., a committee membership fee of £5,000 p.a. (not paid to a committee chairman), a fee of £15,000 p.a. for chairing the Audit Committee and the Remuneration Committee, and an international travel fee of £1,000 for attending a tranche of meetings that involve a Transatlantic journey.

With effect from 1 April 2004, the Board introduced a fee of £10,000 p.a. for chairing the Group Finance Committee of the Board and £3,000 p.a. to be a member. Such fees are only paid to the independent non-executive directors who serve on the Group Finance Committee.

Effective from 1 August 2004, the Board introduced a fee of £10,000 p.a. for the role of Senior Independent Director.

In line with best practice, the independent non-executive directors do not have service contracts, but are appointed under standard letters of appointment. They are not members of the company’s pension schemes and do not participate in any bonus, share option or other profit or long-term incentive plan. Full details of the remuneration of the non-executive directors are contained in Table 48.

Compensation of Directors and Officers

For US reporting purposes, it is necessary to provide information on compensation and interests for directors and officers. The aggregate amount of compensation paid by the group to all directors and officers of the company, as a group, was £7,488,467.

During 2004/05 the cost to the group to provide pension, retirement or similar benefits for directors and officers of the company pursuant to any existing plan provided or contributed to by the group was £4,720,784 (calculated in accordance with Statement of Standard Accounting Practice 24 ‘Accounting for pension costs’).

Interest of Management in Certain Transactions

There have been no material transactions during the group’s three most recent financial years, nor are there presently proposed to be any material transactions to which the company or any of its subsidiaries was or is a party and in which any director or officer, or 10% shareholder, or any relative or spouse thereof or any relative of such a spouse, who had the same home as such person or who is a director or officer of any subsidiary of the company has or is to have a direct or indirect material interest.

During the group’s three most recent financial years there has been no, and at present there is no, outstanding indebtedness to the company or any of its subsidiaries owed or owing by any director or officer of the group or any associate thereof.

Directors’ Interests

Other than as disclosed, none of the directors had a material interest in any contract of significance with the company and its subsidiaries during or at the end of the financial year. The directors’ interests, all beneficial, in the ordinary shares of the company, including interests in options under the company’s ExSOP and Sharesave Scheme and awards under the LTIP, are shown on pages 102 to 105.

Directors’ Emoluments

Table 48 provides a breakdown of the total emoluments of the Chairman and all the directors in office during the year ended 31 March 2005.

Directors’ Pension Benefits

Details of pension benefits earned by the executive directors during the year are shown in Table 49.

The following tables provide details of the remuneration, pensions and share interests of the directors and the information is audited.

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Table 48

➢	Directors’ Emoluments 2004/05

	Basic Salary £ 000’s		Bonuses £ 000’s		Benefits in Kind £ 000’s		Total £ 000’s
Total Emoluments	2005	2004	2005	2004	2005	2004	2005	2004
Chairman and executive directors
Charles Miller Smith (Non-Executive Chairman)	275.0	275.0	—	—	—	4.7	275.0	279.7
Ian Russell	705.0	650.0	627.5	414.4	47.6	32.7	1,380.1	1,097.1
Charles Berry	400.0	315.0	382.0	212.6	37.7	27.4	819.7	555.0
Judi Johansen*	406.3	206.6	213.3	258.3	11.5	3.2	631.1	468.1
Simon Lowth	430.0	242.1	354.8	151.3	16.1	6.7	800.9	400.1
David Nish	430.0	415.0	387.0	269.8	41.8	31.7	858.8	716.5

Total	2,646.3	2,103.7	1,964.6	1,306.4	154.7	106.4	4,765.6	3,516.5

	Fees £ 000’s		Bonuses £ 000’s		Benefits in Kind £ 000’s		Total £ 000’s
	2005	2004	2005	2004	2005	2004	2005	2004
Non-executive directors (fees and expenses)
Euan Baird	37.0	32.8	—	—	—	2.9	37.0	35.7
Mair Barnes (retired 23 July 2004)	13.7	38.0	—	—	0.6	3.4	14.3	41.4
Donald Brydon	53.8	29.6	—	—	13.4	0.1	67.2	29.7
Philip J Carroll	55.0	23.8	—	—	0.6	1.5	55.6	25.3
Sir Peter Gregson (retired 23 July 2004)	18.7	51.0	—	—	0.7	3.0	19.4	54.0
Nolan Karras**	64.3	53.9	—	—	—	3.7	64.3	57.6
Nick Rose	55.1	38.8	—	—	11.8	1.7	66.9	40.5
Vicky Bailey (appointed 1 June 2004)	34.5	—	—	—	2.2	—	36.7	—
Nancy Wilgenbusch** (appointed 1 June 2004)	39.9	—	—	—	—	—	39.9	—

Total	372.0	267.9	—	—	29.3	16.3	401.3	284.2

Other emoluments

*       Conversion rate used for Judi Johansen is £1 = $1.846, being the average exchange rate during the year.

**     Nolan Karras and Nancy Wilgenbusch received emoluments in the US of £8,667 (2004 £9,637) and £2,709 respectively. These amounts relate to services to the Utah and Pacific regional advisory boards and are paid in the form of cash and shares. The amounts are included within ‘Fees’ in the above table.

(i)     The emoluments of the highest paid director (Ian Russell) excluding pension contributions were £1,380,079 (2004 £1,097,144). Details of share related incentives are contained in Tables 50 and 51.

(ii)    Ian Russell has an entitlement under the unapproved pension benefits described further in Table 49.

16

Remuneration Report of the Directors

Table 49

➢	Defined Benefits Pension Plans 2004/05

Year	Transferred - in benefits £ p.a.	Additional pension earned in year (net of inflation) £ p.a.	Accrued pension at end of year £ p.a.	(A) Transfer value of increases after inflation (net of director’s contribution) £	Value of accrued pension at start of year £	Value of accrued pension at end of year £	(B) Total change in value during the year (net of director’s contributions) £
Ian Russell	19,347	31,017	246,803	430,932	2,637,029	3,385,630	743,500
Charles Berry	—	37,397	152,287	525,393	1,416,165	2,125,091	703,827
Judi Johansen*	—	20,401	59,547	78,327	146,921	252,611	105,689
Simon Lowth	34,577	12,005	53,529	116,115	347,141	530,246	178,005
David Nish	45,867	9,472	116,958	102,078	1,020,190	1,297,583	272,293

*	Part of Judi Johansen’s benefits are provided in defined contribution form, through a company 401(k) plan. The figures in the table do not include any 401(k) element. The company contribution payable to the 401(k) plan in respect of Judi Johansen for the period 1 April 2004 to 31 March 2005 was £6,540. See also note (xi) regarding her potential entitlement to post-retirement healthcare benefits. The conversion rate used is £1=$1.846 being the average exchange rate during the year.

(i)	The accrued entitlement of the highest paid director (Ian Russell) was £246,803 (2004 £208,489). During the year, retirement benefits were accrued under the defined benefits pension scheme in respect of five directors (2004 five directors).

(ii)	The transfer value of the increases after inflation (A) represents the current capital sum which would be required, using demographic and financial assumptions, to produce an equivalent increase in accrued pension and ancillary benefits, excluding the statutory inflationary increase, and after deduction of members’ contributions. Although the transfer value represents a liability to the Pension Scheme in respect of approved benefits and to the company in respect of any unapproved benefits, it is not a single sum paid or due to be paid to the individual director and cannot therefore meaningfully be added to the annual remuneration. Instead, this value would not be payable until the director’s retirement date, and thereafter would be spread over the remainder of his/her lifetime (and also covering the cost of dependants’ benefits after his/her death).

(iii)	The total change in value (B) in the last column of the table above reflects the following elements:

1.	changes to the economic and demographic assumptions underlying the transfer value basis over the year

2.	any increases in pensionable salary received during the year

3.	the completion of another year of pensionable service during the year

4.	the directors are a year closer to drawing their pensions, which increases their pension value (all other things being equal).

The change in the amount of the transfer values over the year includes the effect of fluctuations in factors that are beyond the control of the company and its directors, such as stockmarket movements and long-term interest rates.

(iv)	The accrued pension shown is that which would be paid annually on retirement based upon service to the end of the year. Members of the company’s schemes have the option of paying additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above table.

(v)	Directors who joined the UK pension scheme on or after 1 June 1989 are subject to the earnings cap, introduced in the Finance Act 1989. Pension entitlements which cannot be provided through the company’s approved schemes, due to the earnings cap, are provided through unapproved pension arrangements, details of which are included in the Remuneration Report. The pension benefits disclosed above include approved and unapproved pension arrangements.

(vi)	The increase in UK accrued pension during the year excludes the increase due to RPI inflation as measured at December 2004 (3.5%).

(vii)	The value of directors’ UK entitlements has been calculated on the basis of actuarial advice in accordance with Actuarial Guidance note GN11, in two parts: the approved element being based upon the normal cash equivalent transfer value assumptions; the unapproved element being calculated in line with FRS 17 assumptions. The value of the US director’s entitlement has been calculated in line with FRS 17 assumptions.

(viii)	Transferred-in plan benefits represent pension rights accrued in respect of previous employments. The accrued pension shown at the end of the year includes transferred-in benefits.

(ix)	The total liabilities, calculated on a FRS17 basis, arising in relation to UK unapproved benefits for all executives and senior employees for service in the year to 31 March 2005 was £1,520,900 (2004 £934,100). This figure relates only to the cost of benefits accruing over the year but does not include any finance items. It therefore differs from the full FRS17 charge for unapproved benefits over the same period.

(x)	All benefits above are provided on a defined benefit basis.

(xi)	Judi Johansen may also be eligible to participate in the company’s post-retirement healthcare plans, providing that she meets the eligibility criteria at the time she terminates or retires from the company. Currently that criteria is termination after age 55 with five of more years of service.

Table 50

➢	Directors’ Interests in ScottishPower Shares

	Ordinary shares		Share options (Executive1)		Share options (Sharesave)		Long Term Incentive Plan
	31.3.05	1.4.04 (or date of appointment if later)	31.3.05	1.4.04 (or date of appointment if later)	31.3.05	1.4.04 (or date of appointment if later)	31.3.05		1.4.04 (or date of appointment if later)
							**Vested	*Potential	**Vested	*Potential
Charles Miller Smith	11,000	11,000	—	—	—	—	—	—	—	—
Vicky Bailey (appointed 1 June 2004)	—	—	—	—	—	—	—	—	—	—
Euan Baird	114,363	114,363	—	—	—	—	—	—	—	—
Donald Brydon	3,000	3,000	—	—	—	—	—	—	—	—
Philip Carroll	4,000	4,000	—	—	—	—	—	—	—	—
Nolan Karras	42,446	39,297	—	—	—	—	—	—	—	—
Nick Rose	5,395	5,128	—	—	—	—	—	—	—	—
Nancy Wilgenbusch (appointed 1 June 2004)	508	—	—	—	—	—	—	—	—	—
Ian Russell	•128,280	127,376	1,206,427	844,192	5,290	5,290	58,047	367,006	21,217	323,243
Charles Berry	•41,712	23,506	628,407	422,884	2,941	2,941	—	195,279	11,968	161,734
Judi Johansen	103,331	88,960	496,500	898,000	—	—	—	166,289	—	86,627
Simon Lowth	17,710	—	220,937	—	—	—	—	82,851	—	—
David Nish	•36,415	13,964	738,171	517,234	—	2,509	—	230,230	10,880	197,602

17

None of the directors has an interest in ordinary shares which is greater than 1% of the issued share capital of the company.

[1]	Includes options granted under the Executive Share Option Plan 2001 and, where applicable, the PacifiCorp Stock Incentive Plan.

*	These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

**	These shares represent the number of shares the directors are entitled to receive when the LTIP award becomes exercisable calculated according to the performance criteria measured over the three-year performance period.

•	These shares include the number of shares which the directors hold in the Employee Share Ownership Plan, shown below.

	Free shares		Partnership shares		Matching shares		Dividend shares		Total
	31.3.05	1.4.04	31.3.05	1.4.04	31.3.05	1.4.04	31.3.05	1.4.04	31.3.05	1.4.04
Ian Russell	50	50	1,580	1,210	1,580	1,210	430	266	3,640	2,736
Charles Berry	50	50	1,580	1,210	1,580	1,210	430	266	3,640	2,736
David Nish	50	50	1,580	1,210	1,580	1,210	430	266	3,640	2,736

Between 31 March 2005 and 19 May 2005, Ian Russell, Charles Berry and David Nish each acquired 60 Partnership shares and 60 Matching shares as part of the regular monthly transactions of the Employee Share Ownership Plan; and Judi Johansen, Nolan Karras and Nancy Wilgenbusch acquired 394.0877, 30.8167 and 30.8167 ScottishPower ADSs (1,577, 123 and 123 Ordinary shares) respectively as part of the PacifiCorp Compensation Reduction Plan. Additionally, 1,225 ADSs (4,900 ordinary shares) held by Judi Johansen in the form of Unvested Restricted Stock in the PacifiCorp Stock Incentive Plan, vested and became non-forfeitable on 24 April 2005 and, in accordance with the deferral election executed by Judi Johansen, were all immediately transferred into the PacifiCorp Compensation Reduction Plan. Otherwise, there have been no changes to the directors’ interests between 31 March 2005 and 19 May 2005.

Table 51

➢	Directors’ Interests in Performance and Other Share Plans at 31 March 2005

	1 April 2004 (or date of appointment if later)	Granted	Exercised	Lapsed#	31 March 2005	Option exercise price (pence)	Date exercised	Market price at date of exercise (pence)	Date from which exercisable	Expiry date
Long Term Incentive Plan
Ian Russell	21,217	—	—	—	21,217	nil			05 May 04	04 May 07
	92,075	—	—	55,245	36,830	nil			04 May 04	03 May 08
	101,600	—	—	—	101,600	nil			02 May 05	01 May 09
	129,568	—	—	—	129,568	nil			10 May 06	09 May 10
	—	135,838	—	—	135,838	nil			27 May 07	26 May 11

	344,460	135,838	—	55,245	425,053

Charles Berry	11,968	—	11,968	—	—	nil	09 Jun 04	392.5	05 May 04	04 May 07
	43,526	—	17,410	26,116	—	nil	09 Jun 04	392.5	04 May 04	03 May 08
	55,418	—	—	—	55,418	nil			02 May 05	01 May 09
	62,790	—	—	—	62,790	nil			10 May 06	09 May 10
	—	77,071	—	—	77,071	nil			27 May 07	26 May 11

	173,702	77,071	29,378	26,116	195,279

Judi Johansen	36,794	—	—	—	36,794	nil			02 May 05	01 May 09
	49,833	—	—	—	49,833	nil			10 May 06	09 May 10
	—	79,662	—	—	79,662	nil			27 May 07	26 May 11

	86,627	79,662	—	—	166,289

Simon Lowth	—	82,851	–	—	82,851	nil			27 May 07	26 May 11

	—	82,851	—	—	82,851

David Nish	10,880	—	10,880	—	—	nil	25 Nov 04	394.3	05 May 04	04 May 07
	50,223	—	20,089	30,134	—	nil	25 Nov 04	394.3	04 May 04	03 May 08
	64,655	—	—	—	64,655	nil			02 May 05	01 May 09
	82,724	—	—	—	82,724	nil			10 May 06	09 May 10
	—	82,851	—	—	82,851	nil			27 May 07	26 May 11

	208,482	82,851	30,969	30,134	230,230

#	During the year, the performance period for the awards granted under the Long Term Incentive Plan on 4 May 2001 ended and, on the basis of the company’s total shareholder return, 40% of shares under awards vested. These awards became exercisable either immediately or at any other time until the seventh anniversary of grant. The market price of ScottishPower ordinary shares at the date of grant of these awards was 432.35 pence and on 27 May 2004, being the date of vesting, was 396.75 pence. Long Term Incentive Plan awards granted before 2001 became exercisable on the fourth anniversary of grant. Awards granted in 2001 and subsequently became exercisable on the third anniversary of grant, as approved by shareholders.

Awards granted during the year were granted for no consideration. The market value of a ScottishPower shares at the date of grant was 396.75 pence.

18

Remuneration Report of the Directors

Table 51

➢	Directors’ Interests in Performance and Other Share Plans at 31 March 2005 continued

	1 April 2004 (or date of appointment if later)	Granted	Exercised	Lapsed	31 March 2005	Option exercise price (pence)		Date exercised	Market price at date of exercise (pence)		Date from which exercisable	Expiry date
Executive Share Option Plan 2001
Ian Russell	227,743	—	—	—	227,743	483.0					21 Aug 04	21 Aug 11
	270,935	—	—	—	270,935	406.0					02 May 05	02 May 12
	345,514	—	—	—	345,514	376.3					10 May 06	10 May 13
	—	362,235	—	—	362,235	389.3					27 May 07	27 May 14

	844,192	362,235	—	—	1,206,427

Charles Berry	107,660	—	—	—	107,660	483.0					21 Aug 04	21 Aug 11
	147,783	—	—	—	147,783	406.0					02 May 05	02 May 12
	167,441	—	—	—	167,441	376.3					10 May 06	10 May 13
	—	205,523	—	—	205,523	389.3					27 May 07	27 May 14

	422,884	205,523	—	—	628,407

Judi Johansen	61,824	—	—	—	61,824	311.5					02 May 05	02 May 12
	61,824	—	61,824	—	—	311.5		01 Jun 04	398.8	**	02 May 03	02 May 12
	61,824	—	61,824	—	—	311.5		01 Jun 04	398.8	**	02 May 04	02 May 12
	61,828	—	—	—	61,828	311.5					02 May 05	02 May 12
	81,968	—	81,964	—	4	322.8		01 Jun 04	398.8	**	10 May 04	10 May 13
	81,964	—	—	—	81,964	322.8					10 May 05	10 May 13
	81,968	—	—	—	81,968	322.8					10 May 06	10 May 13
	—	208,912	—	—	208,912	379.9					27 May 07	27 May 14

	493,200	208,912	205,612	—	496,500

Simon Lowth	—	220,937	—	—	220,937	389.3					27 May 07	27 May 14

	—	220,937	—	—	220,937

David Nish	124,223	—	—	—	124,223	483.0					21 Aug 04	21 Aug 11
	172,413	—	—	—	172,413	406.0					02 May 05	02 May 12
	220,598	—	—	—	220,598	376.3					10 May 06	10 May 13
	—	220,937	—	—	220,937	389.3					27 May 07	27 May 14

	517,234	220,937	—	—	738,171

PacifiCorp Stock Incentive Plan
Judi Johansen	76,464	—	76,464	—	—	331.5		01 Jun 04	398.8	**	25 Jan 02	25 Jan 11
	76,468	—	76,468	—	—	331.5		01 Jun 04	398.8	**	25 Jan 03	25 Jan 11
	76,468	—	76,468	—	—	331.5		01 Jun 04	398.8	**	25 Jan 04	25 Jan 11
	22,464	—	22,464	—	—	339.9		01 Jun 04	398.8	**	24 Apr 02	24 Apr 11
	76,468	—	76,468	—	—	339.9		01 Jun 04	398.8	**	24 Apr 03	24 Apr 11
	76,468	—	76,468	—	—	339.9		01 Jun 04	398.8	**	24 Apr 04	24 Apr 11

	404,800	—	404,800	—	—

Sharesave Scheme
Ian Russell	5,290	—	—	—	5,290	301.0					01 Sep 08	28 Feb 09

	5,290	—	—	—	5,290

Charles Berry	2,941	—	—	—	2,941	323.0	*				01 Sep 05	28 Feb 06

	2,941	—	—	—	2,941

David Nish	2,509	—	2,509	—	—	386.0	*	17 Jan 05	412.5		01 Sep 04	28 Feb 05

	2,509	—	2,509	—	—

*       Denotes options granted under a three—year scheme.

**     The exercise of Executive Share Option Plan 2001 options by Judi Johansen on 1 June 2004 was over 30,912 ADSs at US$23.55 per ADS and 20,491 ADSs at US$24.40 per ADS. The exercise of PacifiCorp Stock Incentive Plan options by Judi Johansen on 1 June 2004 was over 57,350 ADSs at US$25.06 per ADS and 43,850 ADSs at US$25.70 per ADS. On 1 June 2004 the market value of a ScottishPower ADS was US$29.51.

(i)     The market price of the shares at 31 March 2005 was 409.0 pence and the range during 2004/05 was 377.5 pence to 446.75 pence.

(ii)    The Long Term Incentive Plan makes annual awards to acquire shares in ScottishPower at nil or nominal cost to the plan participants up to a maximum value equal to 75% of base salary. The award will vest only if the Remuneration Committee is satisfied that certain performance measures related to the sustained underlying financial performance of the company and sustained underlying performance in certain Customer Service Standards are achieved over a period of three financial years commencing with the financial year preceding the date an award is made. Assuming that such targets have been achieved, the number of shares that can be acquired under awards granted before May 2001 was dependent upon how the company ranked in terms of its total shareholder return performance over a three—year period, in comparison to the constituent companies of the FTSE 100 index and the Electricity and Water sectors. A percentage of each half of the award would vest depending upon the company’s ranking within each of the comparator groups. For awards granted in May 2001 and subsequently, the company’s total shareholder return performance is compared over a three—year period against an international comparator group of major energy companies. A percentage of the award vests dependent upon the company’s ranking within the comparator group. The plan participant may acquire the shares in respect of the percentage of the award which has vested at any time after the third year (or fourth year for awards granted before 2001) up to the seventh year after the grant of the award. No dividends accrue to participants prior to vesting.

19

(iii)	The company has granted options annually for the last four years under the Executive Share Option Plan 2001 to relevant executives and senior managers at nil or nominal cost. The exercise of options granted to UK executives and senior managers, and of those granted to Judi Johansen since her appointment to the board of ScottishPower, is subject to the performance criterion that the percentage increase in the company’s annualised earnings per share be at least 3% (adjusted for any increase in the RPI). This criterion is assessed at the end of the third financial year, the first year being the financial year starting immediately before the date of grant. If the criterion is not satisfied over this period, it is tested again at the end of the fourth financial year. If the criterion is not satisfied over this period, it is tested again at the end of the fifth financial year. If the criterion is not satisfied over this period, then the options lapse. The exercise of options granted to US participants is not normally subject to the satisfaction of performance criteria, and they normally become exercisable as follows: one-third of the options from the first anniversary of the date of grant, a further one-third from the second anniversary and the final one-third from the third anniversary of the date of grant. In 2002, an additional, conditional share option award was made to some senior managers, including Judi Johansen, under the Executive Share Option Plan 2001. The exercise of these additional, conditional options is subject to the same exercise period and performance criterion as options granted to UK participants.

(iv)	On 21 August 2004, options granted on 21 August 2001 to Ian Russell, Charles Berry and David Nish under the Executive Share Option Plan 2001 vested following testing against the performance criterion and became exercisable immediately. The market price of ScottishPower ordinary shares on 21 August 2001 and 20 August 2004 (being the last trading date before 21 August 2004) was 475.99 pence and 390.25 pence respectively.

(v)	Options granted to Judi Johansen under the PacifiCorp Stock Incentive Plan and the Executive Share Option Plan 2001 are granted over ScottishPower ADSs. For the purposes of the above table, these options, in the case of Judi Johansen, have been converted to ordinary shares as follows: one ScottishPower ADS equals four ScottishPower ordinary shares. The US$ ADS option prices were converted so that they may be represented in terms of ScottishPower ordinary shares. The prices were further converted at the closing exchange rate on 31 March 2005 of £1 = $1.890 so as to be quoted in pence in the above table.

61,824 options granted to Judi Johansen on 2 May 2002 and a further 81,968 options granted on 10 May 2003 under the Executive Share Option Plan 2001 became exercisable on 2 May 2004 and 10 May 2004 respectively. The market price of ScottishPower ordinary shares on 2 May 2002, 9 May 2003 (being the last trading date before 10 May 2003), 30 April 2004 (being the last trading date before 2 May 2004) and 10 May 2004 was 411.5 pence, 376.25 pence, 383.25 pence and 378.00 pence respectively. 76,468 options granted on 24 April 2001 to Judi Johansen under the PacifiCorp Stock Incentive Plan became exercisable on 24 April 2004. The market price of ScottishPower ordinary shares on 24 April 2001 and 23 April 2004 (being the last trading date before 24 April 2004) was 477.00 pence and 391.75 pence respectively.

(vi)	The option price for Sharesave options is calculated by reference to the middle-market quotation on the day immediately preceding the date of invitation and discounted by 20% in accordance with the Inland Revenue rules for such schemes.

The number of options granted to a director under the Sharesave Scheme is calculated by reference to the total amount which the director agrees to save for a period of either three or five years under an Inland Revenue approved savings contract, subject to a current maximum.

(vii)	Total gains made on exercise of directors’ share options and awards during the year were £623,361 (2004 £60,442). The conversion rate for gains made by Judi Johansen is £1 = $1.846, being the average exchange rate during the year.

Approved by the Board and signed on its behalf by

Nolan Karras  Chairman of the Remuneration Committee

24 May 2005

20

Attachment 3

Directors’ interests in ScottishPower shares

	Ordinary shares		Share options (Executive¹)		Share options (Sharesave)		Long Term Incentive Plan
	31.3.05	1.4.04 (or date of appointment, if later)	31.3.05	1.4.04 (or date of appointment, if later)	31.3.05	1.4.04 (or date of appointment, if later)	31.3.05		1.4.04 (or date of appointment, if later)
							**Vested	*Potential	**Vested	*Potential
Charles Miller Smith	11,000	11,000	—	—	—	—	—	—	—	—
Vicky Bailey (appointed 1 June 2004)	—	—	—	—	—	—	—	—	—	—
Euan Baird	114,363	114,363	—	—	—	—	—	—	—	—
Donald Brydon	3,000	3,000	—	—	—	—	—	—	—	—
Philip Carroll	4,000	4,000	—	—	—	—	—	—	—	—
Nolan Karras	42,446	39,297	—	—	—	—	—	—	—	—
Nick Rose	5,395	5,128	—	—	—	—	—	—	—	—
Nancy Wilgenbusch (appointed 1 June 2004)	508	—	—	—	—	—	—	—	—	—
Ian Russell	•128,280	127,376	1,206,427	844,192	5,290	5,290	58,047	367,006	21,217	323,243
Charles Berry	•41,712	23,506	628,407	422,884	2,941	2,941	0	195,279	11,968	161,734
Judi Johansen	103,331	88,960	496,600	898,000	—	—	0	166,289	—	86,627
Simon Lowth	17,710	—	220,937	—	—	—	0	82,851	—	—
David Nish	•36,415	13,964	738,171	517,234	—	2,509	0	230,230	10,880	197,602

None of the directors has an interest in ordinary shares which is greater than 1% of the issued share capital of the company.

¹	Includes options granted under the Executive Share Option Plan 2001 and, where applicable, the PacifiCorp Stock Incentive Plan.

*	These shares represent, in each case, the maximum number of shares which the directors may receive, dependent on the satisfaction of performance criteria as approved by shareholders in connection with the Long Term Incentive Plan.

**	These shares represent the number of shares the directors are entitled to receive when the LTIP award becomes exercisable calculated according to the performance criteria measured over the three-year performance period.

•	These shares include the number of shares which the directors hold in the Employee Share Ownership Plan, shown below.

	Free shares		Partnership shares		Matching shares		Dividend shares		Total
	31.3.05	1.4.04	31.3.05	1.4.04	31.3.05	1.4.04	31.3.05	1.4.04	31.3.05	1.4.04
Ian Russell	50	50	1,580	1,210	1,580	1,210	430	266	3,640	2,736
Charles Berry	50	50	1,580	1,210	1,580	1,210	430	266	3,640	2,736
David Nish	50	50	1,580	1,210	1,580	1,210	430	266	3,640	2,736

Between 31 March 2005 and 19 May 2005, Ian Russell, Charles Berry and David Nish each acquired 60 Partnership shares and 60 Matching shares as part of the regular monthly transactions of the Employee Share Ownership Plan; and Judi Johansen, Nolan Karras and Nancy Wilgenbusch acquired 394.0877, 30.8167 and 30.8167 ScottishPower ADSs (1,577, 123 and 123 Ordinary shares) respectively as part of the PacifiCorp Compensation Reduction Plan. Additionally, 1,225 ADSs (4,900 ordinary shares) held by Judi Johansen in the form of Unvested Restricted Stock in the PacifiCorp Stock Incentive Plan, vested and became non-forfeitable on 24 April 2005 and, in accordance with the deferral election executed by Judi Johansen, were all immediately transferred into the PacifiCorp Compensation Reduction Plan. Otherwise, there have been no changes to the directors’ interests between 31 March 2005 and 19 May 2005.

1

Attachment 4

Affiliated Services Detail For the Fiscal Year 2004

PacifiCorp Environmental Remediation	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
1040
Components
Labor	699000	100.00	215,310.85
Semi Tractor	620025	0.00	0.00
Worker’s Comp & Occ Injuries	690001	0.00	(294.47)
Current Pension	690002	0.00	29,377.08
AD&D	690004	0.00	125.82
Admin Costs for 401K Program	690009	0.00	1,543.47
Pension Admin	690010	0.00	912.81
Current FAS 106	690011	0.00	27,907.47
Non-Current FAS106	690012	0.00	0.00
FAS 112	690013	0.00	2,386.91
Unused Leave	690016	0.00	5,486.46
Other Salary Overhead Assessment	690019	0.00	2,256.13
LTD Assessments	690021	0.00	2,390.00
Management Fee	690005	0.00	36,261.70
Facilities Services	690006	0.00	83,064.74
IT Services Allocations	690007	0.00	166,399.31
IT Services Allocations	690025	0.00	76,014.00
Shared Services Chargebacks	690026	0.00	84,181.80
PC Supporting Services	690031	0.00	17,778.60
CBS Accounting Services	690032	0.00	17,555.04
PERCO Service Revenue	364000	1,295,142.88	0.00

Sub-total		1,295,242.88	768,657.72

Interwest Mining 2010 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	235,544.40	87,060.86
Worker’s Comp & Occ Injuries	690001	0.00	(993.87)
Current Pension	690002	0.00	99,147.75
AD&D	690004	0.00	424.78
Admin Costs for 401K Program	690009	0.00	5,209.33
Pension Admin	690010	0.00	3,080.69
Current FAS 106	690011	0.00	94,187.61
Non-Current FAS106	690012	0.00	0.00
FAS 112	690013	0.00	8,055.93
Unused Leave	690016	0.00	18,516.79
Other Salary Overhead Assessment	690019	0.00	7,614.39
SERP Assessments	690020	0.00	72,743.44
LTD Assessments	690021	0.00	8,066.31
Facilities Services	690006	0.00	53,721.90
IT Allocations	690007	0.00	159,016.40
Incentive Assessments	690022	0.00	0.00
IT Services Allocations	690025	0.00	285,317.20
Shared Services Chargebacks	690026	0.00	28,390.20
PC Supporting Services	690031	0.00	32,594.10
CBS Accounting Services	690032	0.00	9,224.26
Procurement	690034	0.00	0.00

Sub-total		235,544.40	971,378.07

Glenrock Coal 2030 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
IT Allocations	690007	0.00	0.00
Fuel Purchased/Sold	1201XX	0.00	0.00

Sub-total		0.00	0.00

Centralia Mining 2040 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
IT Allocations	690007	0.00	0.00
Fuel Purchased/Sold	1201XX	0.00	0.00

Sub-total		0.00	0.00

Energy West Mining 2050 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	624.60
IT Allocations	690007	0.00	0.00
PC Supporting Services	690031	0.00	0.00
Fuel Purchased/Sold	1201XX	120,589,283.35	0.00

Sub-total		120,589,283.35	624.60

Affi Int Detail FY 2004

1

Affiliated Services Detail For the Fiscal Year 2004

PacifiCorp Group Holdings	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
3000, 4350, 4900
Components
Labor	699000	0.00	215,685.65
Facilities Services	690006	0.00	10,803.25
IT Allocations	690007	0.00	16,611.95
SERP Assessments	690020	0.00	0.00
LTD Assessments	690021	0.00	0.00
IT Services Allocations	690025	0.00	12,710.52
Shared Services Chargebacks	690026	0.00	23,305.39
CBS Accounting Services	690032	0.00	4,349.72

Sub-total		0.00	283,466.48

PacifiCorp Financial Services 3500, 3510, 3520 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	77,532.56
Management Fee	690005	0.00	177,796.70
Facilities Services	690006	0.00	23,482.50
IT Allocations	690007	0.00	13,573.65
LTD Assessments	690021	0.00	0.00
Incentive Assessment	690022	4,500.00	0.00
PC Supporting Services	690031	0.00	2,963.10
IT Services Allocations	690025	0.00	2,848.80
Shared Services Chargebacks	690026	0.00	636.45
CBS Accounting Services	690032	0.00	19.38

Sub-total		4,500.00	298,853.14

PacifiCorp Power Marketing 4000 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	83.22	3,957,984.24
Management Fee	690005	0.00	585,876.20
Facilities Services	690006	0.00	0.00
IT Allocations	690007	0.00	820,700.09
SERP Assessments	690020	0.00	0.00
LTD Assessments	690021	0.00	0.00
IT Services Allocations	690025	0.00	1,436,083.46
PC Supporting Services	690031	0.00	66,064.50
CBS Accounting Services	690032	0.00	8,774.78
Shared Services Chargebacks	690026	0.00	145,634.93
T-PPM Long-term Wheeling	498803	0.00	3,297,384.90
T-PPM Imbalance Settlements	498805	0.00	(94,364.73)
Interco Transmission Line Loss Revenue	302701	0.00	169,881.88
Interco Transmission Firm Wheeling Revenue	302801	0.00	749,250.00
Interco Transmission Non-Firm Wheeling Revenue	302802	0.00	23,243.20
Interco Purchased Power Imbalance	505901	0.00	254,583.31
Corporate Legal	500850	0.00	0.00
Rent Expense	547851	0.00	0.00

Sub-total		83.22	11,421,096.76

Klamath Energy 4003 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	0.00	0.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	0.00

Klamath Generation 4004 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	0.00	0.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	0.00

West Valley Leasing 4005 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Rent Expense	547851	17,005,015.52	0.00

Sub-total		17,005,015.52	0.00

West Valley Generation 4006 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	0.00	0.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	0.00

Affi Int Detail FY 2004

2

Affiliated Services Detail For the Fiscal Year 2004

Enstor, Inc. 4008 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	0.00

Enstor Operating Co. LLC 4017 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	2,271.41
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
IT Allocations	690007	0.00	14,034.90
IT Services Allocations	690025	0.00	39,953.10
Shared Services Chargebacks	690026	0.00	16,811.30
CBS Accounting Services	690032	0.00	663.30

Sub-total		0.00	73,734.01

Pacific Wind Dev., LLC 4020 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	2,145.00
Management Fee	690005	0.00	0.00
Facilities Services	690006	0.00	0.00
CBS Accounting Services	690032	0.00	0.00

Sub-total		0.00	2,145.00

PPM Colorado Wind Ventures 4028 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	577.15

Sub-total		0.00	577.15

PacifiCorp Trans 4100 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	20,104.66
Management Fee	690005	0.00	3,282.28
IT Allocations	690007	0.00	362.15
Vehicle Lease Assessment	690024	0.00	0.00
IT Services Allocations	690025	0.00	2,018.80
Shared Services Chargebacks	690026	0.00	345.05
CBS Accounting Services	690032	0.00	19.38

Sub-total		0.00	26,132.32

PacifiCorp Dev Crp Gen-TR 4760 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00

		0.00	0.00

Pacificorp Energy Ventures, Inc. 4800 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	0.00

		0.00	0.00

PacifiCorp Holdings Inc 5000 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	32,082.87

Sub-total		0.00	32,082.87

Pacific Klamath Energy 5320 Components	SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor	699000	0.00	1,369.93
Management Fee	690005	0.00	42,044.65
IT Allocations	690007	0.00	32,061.30
LTD Assessments	690021	0.00	0.00
IT Services Allocations	690025	0.00	131,455.97
PC Supporting Services	690031	0.00	1,869.75
CBS Accounting Services	690032	0.00	1,443.45
ROW/Property Mgt Allocation	690029	0.00	0.00
Shared Services Chargebacks	690026	0.00	21,997.85

Sub-total		0.00	232,242.90

Affi Int Detail FY 2004

3

Affiliated Services Detail For the Fiscal Year 2004

Pacific Minerals Inc. / Bridger Coal N/A Components		SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Fuel Purchased/Sold		1201XX	65,665,615.10	0.00
Benefits, Mgmt Fee, & Misc. Billings		116010	0.00	14,833,277.95
Royalty Billings		116011	0.00	0.00

Sub-total			65,665,615.10	14,833,277.95

Trapper Mining N/A Components		SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Fuel Purchased/Sold		1201XX	8,132,289.64	0.00

Sub-total			8,132,289.64	0.00

PacifiCorp Foundation N/A Components		SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor		116020	0.00	179,093.60
Benefits		116020	0.00	17,553.01
Misc. Other Expenses		116020	0.00	97,640.07

Sub-total			0.00	294,286.68

ScottishPower - N/A N/A Components		SAP Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor		116120	0.00	720,085.81
Labor		210720	7,817,615.30	0.00
Misc. Other Expenses		116120	0.00	0.00

Sub-total			7,817,615.30	720,085.81

Grand Summary			BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES

Labor		699000	235,727.62	4,612,749.78
Vehicle/Equipment	b	699010	0.00	0.00
Worker’s Comp & Occ Injuries	b	690001	0.00	(1,288.34)
Current Pension	b	690002	0.00	128,524.83
AD&D	b	690004	0.00	550.60
Admin Costs for 401K Program	b	690009	0.00	6,752.80
Pension Admin	b	690010	0.00	3,993.50
Current FAS 106	b	690011	0.00	122,095.08
Non-Current FAS106	b	690012	0.00	0.00
FAS 112	b	690013	0.00	10,442.84
Unused Leave	b	690016	0.00	24,003.25
Other Salary Overhead Assessment	c	690019	0.00	9,870.52
LTD Assessments	b	690021	0.00	10,456.31
Management Fee	c	690005	0.00	845,261.53
Facilities Services	c	690006	0.00	171,072.39
IT Network & Phone Services	c	690007	0.00	1,222,759.75
SERP Assessments	b	690020	0.00	72,743.44
Incentive Assessments	c	690022	4,500.00	0.00
Vehicle Lease Assessments	c	690024	0.00	0.00
IT Services Allocations	c	690025	0.00	1,986,401.85
Shared Services Chargebacks	c	690026	0.00	321,302.97
ROW/Property Mgt Allocation	c	690029	0.00	0.00
PC Supporting Services	c	690031	0.00	121,270.05
CBS Accounting Services	c	690032	0.00	42,049.31
Procurement	c	690034	0.00	0.00
T-PPM Long-term Wheeling		498803	0.00	3,297,384.90
T-PPM Imbalance Settlements		499805	0.00	(94,364.73)
Interco Transmission Line Loss Revenue		302701	0.00	169,881.88
Interco Transmission Firm Wheeling Revenue		302801	0.00	749,250.00
Interco Transmission Non-Firm Wheeling Revenue		302802	0.00	23,243.20
Interco Purchased Power Imbalance		505901	0.00	254,583.31
Corporate Legal		500850	0.00	0.00
Rent Expense		547581	17,005,015.52	0.00
Fuel Purchased/Sold		1201XX	194,387,188.09	0.00
Benefits, Mgmt Fee, & Misc. Billings		116010	0.00	14,833,277.95
Royalty Billings		116011	0.00	0.00
Pacificorp Foundation		116020	0.00	294,286.68
Scottish Power - A/R		116120	0.00	720,085.81
Scottish Power - A/P		210720	7,817,615.30	0.00
PERCO Service Revenue		364000	1,295,142.88	0.00

Total			220,745,189.41	29,958,641.46
Total of affiliates			220,745,189.41	29,958,641.46
			0.00	0.00

Affi Int Detail FY 2004

4

Affiliated Services Detail For the Fiscal Year 2005

PacifiCorp Environmental Remediation 1040 Components	SAP Acct	FERC Acct *	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	1,035.00	231,300.70
Worker’s Comp & Occ Injuries	690001	9200000		1,884.75
Current Pension	690002	9200000		57,132.26
Management Fee	690005	9290000		29,484.59
Facilities Services	690006	9290000		36,260.00
IT Services Allocations	690007	9290000		53,825.00
Admin Costs for 401K Program	690009	9200000		1,443.97
Pension Admin	690010	9200000		553.59
Current FAS 106	690011	9200000		27,399.39
FAS 112	690013	9200000		9,457.98
Unused Leave	690016	9200000		2,690.75
Other Salary Overhead Assessment	690019	9200000		964.71
LTD Assessments	690021	9200000		2,661.28
IT Services Allocations	690025	9290000		24,845.00
Shared Services Chargebacks	690026	9290000		40,945.00
PC Supporting Services	690031	9290000		15,105.00
Intercompany Environmental Serv Expense	547050	5800000	1,278,867.83	0.00

Sub-total			1,279,902.83	535,953.97

Interwest Mining 2010 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	5570000	26,807.20	73,566.22
Worker’s Comp & Occ Injuries	690001	5570000		1,037.24
Current Pension	690002	5570000		192,821.47
Admin Costs for 401K Program	690009	5570000		4,512.42
Pension Admin	690010	5570000		1,729.94
Current FAS 106	690011	5570000		85,623.18
FAS 112	690013	5570000		29,556.05
Unused Leave	690016	5570000		9,081.30
Other Salary Overhead Assessment	690019	5570000		3,014.73
LTD Assessments	690021	5570000		8,316.50

Sub-total			26,807.20	409,259.05

Energy West Mining 2050 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	0.00
IT Allocations	690007	9290000		0.00
PC Supporting Services	690031	9290000		0.00
Fuel Purchased/Sold	1201XX	1510000	135,668,796.88	0.00

Sub-total			135,668,796.88	0.00

5

PacifiCorp Group Holdings 3000, 4350 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	71,665.90
Facilities Services	690006	9290000		0.00
IT Allocations	690007	9290000		0.00
IT Services Allocations	690025	9290000		10,416.00
Shared Services Chargebacks	690026	9290000		17,569.00

Sub-total			0.00	99,650.90

PacifiCorp Development Co 3100 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000		0.00
Facilities Services	690006	9290000		0.00
Shared Services Chargebacks	690026	9290000		90.00
PC Supporting Services	690031	9290000		0.00

Sub-total			0.00	90.00

PacifiCorp Financial Services 3500 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	101,588.22
Management Fee	690005	9290000		129,956.47
Facilities Services	690006	9290000		35,050.00
IT Allocations	690007	9290000		8,360.00
IT Services Allocations	690025	9290000		(216.00)
Shared Services Chargebacks	690026	9290000		877.00
PC Supporting Services	690031	9290000		1,600.00

Sub-total			0.00	277,215.69

PacifiCorp Power Marketing 4000 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	10,221.85	4,280,716.86
Management Fee	690005	9290000		1,104,960.59
Facilities Services	690006	9290000		0.00
IT Allocations	690007	9290000		1,194,198.00
IT Services Allocations	690025	9290000		1,254,472.00
Shared Services Chargebacks	690026	9290000		271,625.00
PC Supporting Services	690031	9290000		81,567.00
T-PPM Long-term Wheeling	498803	4569000	0.00	0.00
T-PPM Imbalance Settlements	498805	4569000	0.00	0.00
Interco Transmission Line Loss Revenue	302701	4471300	0.00	888,427.79
Interco Transmission Firm Wheeling Revenue	302801	4561600	0.00	3,462,022.93
Interco Transmission Non-Firm Wheeling Revenue	302802	4566500	0.00	768,691.36
Interco Purchased Power Imbalance	505901	5556700	0.00	706,609.70
PPW-PPM InterCo Recruiting Fees	547820	9210000	0.00	97,836.80
PPM Sub Lease Payments (Liberty Center)	547850	9310000	269,761.98	0.00

Sub-total			279,983.83	14,111,128.03

6

West Valley Leasing 4005 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Rent Expense	547851	5500000	17,045,103.76	0.00

Sub-total			17,045,103.76	0.00

West Valley Generation 4006 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	1,365.00
Management Fee	690005	9290000		0.00

Sub-total			0.00	1,365.00

Enstor Operating Co. LLC 4017 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	0.00
IT Allocations	690007	9290000		135,720.00
IT Services Allocations	690025	9290000		20,322.00
Shared Services Chargebacks	690026	9290000		27,688.00
PC Supporting Services	690031	9290000		9,234.00

Sub-total			0.00	192,964.00

PPM Colorado Wind Venture 4028 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	3,069.76

Sub-total			0.00	3,069.76

PacifiCorp Trans 4100 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	0.00
Management Fee	690005	9290000	0.00	2,151.18
IT Allocations	690007	9290000	0.00	870.00
IT Services Allocations	690025	9290000	0.00	0.00
Shared Services Chargebacks	690026	9290000	0.00	877.00

Sub-total			0.00	3,898.18

PacifiCorp Holdings Inc 5000 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	317,111.77

Sub-total			0.00	317,111.77

7

Pacific Klamath Energy 5320 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	400.00
Management Fee	690005	9290000		37,582.37
IT Allocations	690007	9290000		26,838.00
IT Services Allocations	690025	9290000		117,326.00
Shared Services Chargebacks	690026	9290000		32,313.00
PC Supporting Services	690031	9290000		1,539.00

Sub-total			0.00	215,998.37

Pacific Minerals Inc. / Bridger Coal N/A Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Fuel Purchased/Sold	1201XX	1510000	64,032,894.35	0.00
Benefits, Mgmt Fee, & Misc. Billings	116010	1460000	0.00	15,485,770.18
Royalty Billings	116011	1460000	0.00	0.00

Sub-total			64,032,894.35	15,485,770.18

Trapper Mining N/A Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Fuel Purchased/Sold	1201XX	1510000	8,319,376.72	0.00

Sub-total			8,319,376.72	0.00

PacifiCorp Foundation N/A Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	500102	4265000		143,051.40
Benefits	116020	4265000		11,185.38
Misc. Other Expenses	116020	4265000		83,832.70

Sub-total			0.00	238,069.48

ScottishPower UK PLC (SPUK) N/A Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	116120	1460000	0.00	902,577.80
Group Corporate Recharge	116120	1460000	0.00	1,995,272.54
Labor	210720	9200000	4,160,364.39	0.00
Taxes	210720	9200000	(736,410.73)	0.00
Group Corporate Recharge	210720	9302000	13,012,476.28	0.00
Group Corporate Recharge	210720	4265000	1,866,984.48	0.00

Sub-total			18,303,414.42	2,897,850.34

PacifiCorp Energy Canada Ltd. (PECL) 4022 Components	SAP Acct	FERC Acct	BY AFFILIATE TO UTILITY -SERVICES	BY UTILITY TO AFFILIATE -SERVICES
Labor	699000	9220000	0.00	83,847.80

Sub-total			0.00	83,847.80
Total of Affiliates - FY 2005			244,956,279.99	34,873,242.52

*	FERC account listed represents the majority of costs. In some cases minor dollars are posted to other FERC accounts.

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